Filed Pursuant to Rule 424(b)(4)
Registration No. 333-218137

PROSPECTUS

4,316,452 Shares

The Trade Desk, Inc.

Class A Common Stock

$52.00 per share

The selling stockholders named in this prospectus are selling up to 4,316,452 shares of Class A common stock. We will not receive any proceeds from the sale of any shares of Class A common stock by the selling stockholders. The public offering price is $52.00 per share of Class A common stock.

We have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except for voting and conversion rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to ten votes and is convertible at any time into one share of Class A common stock. Following this offering, outstanding shares of Class B common stock will represent approximately 85% of the voting power of our outstanding capital stock, and outstanding shares of common stock held by our executive officers, directors and holders of more than 5% of our capital stock will represent approximately 81% of the voting power of our outstanding capital stock, assuming, in each case, no exercise by the underwriters of their option to purchase additional shares.

Our Class A common stock is listed on The NASDAQ Global Market under the symbol “TTD”. The last reported sale price of our Class A common stock on the NASDAQ Global Market on May 23, 2017 was $53.48.

We are an “emerging growth company” as defined under federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 13.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$52.00	$224,455,504.00
Underwriting Discount	$1.95	$8,417,081.40

The selling stockholders have granted the underwriters the option to purchase up to an additional 647,467 shares of Class A common stock at the public offering price, less the underwriting discount.

The underwriters expect to deliver the shares to purchasers on or about May 30, 2017 through the book-entry facilities of The Depository Trust Company.

Citigroup	Jefferies	RBC Capital Markets
Needham & Company		Raymond James

May 23, 2017

A clearer view of digital advertising Precision bidding across display, video, mobile, native, audio and TV $202M 2016 Revenue $20.5M 2016 Net Income $65.2M 2016 Adj. EBITDA* 2016 Financial Results 78% 2016 YoY Revenue Growth >95% 2016 Client Retention Through MSAs Experience true buying power with * For information on how we compute Adjusted EBITDA and a reconciliation of net income (loss) to Adjusted EBITDA see “Summary---Adjusted EBITDA.”

None of us, the selling stockholders or underwriters have authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. We are not, and the selling stockholders and underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or incorporated by reference in this prospectus is accurate as of any date other than its date.

i

SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere, or incorporated by reference, in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, including the sections captioned “Risk Factors” in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the Securities and Exchange Commission, or the SEC, on February 16, 2017, or the 2016 10-K, and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, filed with the SEC on May 11, 2017, or the First Quarter 10-Q, each incorporated by reference in this prospectus, and our consolidated financial statements and the related notes incorporated by reference in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “The Trade Desk,” “the Company,” “we,” “us” and “our” refer to The Trade Desk, Inc. and its consolidated subsidiaries.

Our Company

Our company provides a technology platform for ad buyers.

With our self-serve platform, ad buyers are able to share their customized messages and ideas with the people and in the context they deliberately choose.

Our mission is to help our clients compete in the marketplace of ideas—the place in media and public discourse where ideas and messages compete in the open market for the mindshare of men and women around the world. Since most traditional and digital media is primarily monetized with advertising, ads are the currency of media and the Internet, and therefore at the center of the marketplace of ideas.

Our platform makes media monetization more effective. Instead of disrupting the foundation of media and advertising, we enable it. By offering compelling improvements in effectiveness, efficiency and reporting, we aim to change media and advertising globally.

Our platform makes it possible to message specific ideas to specific people. We give advertisers of all sizes the power to have simultaneous 1-to-1 customized interactions with billions of people around the world. Most advertising dollars are spent on awareness, where a brand pushes new information and ideas to a broad audience. Conversely, search engines respond to specific requests from individuals for information. Our technology combines the best of both, making it possible to push out a precise idea or message to a targeted audience with global scale.

Founded by some of the pioneers of the programmatic ad market, we established our company in 2009 with the intent to make advertising better by deploying massive amounts of data. By providing ad buyers with tools to leverage their first-party data as well as third-party data, we aim to provide a higher return on every advertising dollar spent. While our technology platform is deployed to directly serve ad buyers, the entire advertising marketplace benefits—publishers and content creators can experience a higher yield on their inventory, while consumers can receive advertising that is more relevant and interesting to them.

We believe that an average consumer might be exposed to over one thousand digital advertisements on a typical day. Most consumers are unaware that when they land on a webpage, watch a video, use a mobile app or watch an Internet-connected TV, there is often an auction for advertising inventory being run in about 1/10th of one second behind the scenes as the content loads. Our platform provides access to approximately 4.7 million ad spots on average every second for our clients to bid on across millions of different scaled media sources—websites, shows, channels, stations and streams. Our technology makes it possible for ad buyers to compete in those real-time auctions. Our platform helps our clients determine what ad will display and what price they should pay for every ad opportunity a buyer can consider.

In 2016, approximately $651.7 billion was spent on global advertising (including approximately $225.4 billion on TV advertising and approximately $54.6 billion on display advertising), according to

International Data Corporation, or IDC, and in 2016, approximately $19 billion was transacted in the programmatic advertising spot market via real-time marketplaces, according to Magna Global. We aim to power every agent of every advertiser in both the spot and forward markets, including upfront purchases, for programmatic advertising.

We also believe that the efficiency of programmatic advertising will lead to a greater percentage of every advertising dollar ending up in the pocket of publishers. Publishers can now generate revenue without the large sales forces that were required in the past. Higher revenue yields and lower operating costs make it possible for publishers to increase their investment in creating high quality content.

Programmatic advertising is currently a small portion of total global advertising spend. Largely because of the price discovery benefits, we believe eventually the vast majority of advertising will be transacted programmatically.

We enable the programmatic marketplace with our self-serve platform. The unique architecture of our platform allows users access to highly granular targeting and reporting options, which we refer to as expressiveness. When combined with our data management capability and first-party data, our clients can reach their highly specified audiences with customized messages and generate favorable campaign outcomes.

By using our technology and the reach of the Internet, we can power this data-driven 1-to-1 messaging with massive global scale. We believe in order to do this effectively, we have to be a buy-side only platform across a spectrum of media, which we refer to as omnichannel. As the biggest brands desire to communicate with consumers worldwide, we have to be global, which is why we have employees and offices around the world.

We derive nearly all of our gross spend and revenue from ongoing master service agreements that give users constant access to our platform, instead of insertion orders, which typically are one-off deals to run single campaigns.

We have grown faster than the programmatic market and have achieved significant revenue scale with $1.0 billion in gross spend in 2016. Our revenue was $202.9 million in 2016, representing a growth rate of 78% over $113.8 million in 2015, while programmatic advertising spend in the industry grew to $19 billion in 2016, according to Magna Global, representing a growth rate of over 27% from 2015.

We generated net income of $15.9 million in 2015 and $20.5 million in 2016. We generated Adjusted EBITDA of $39.2 million in 2015 and $65.2 million in 2016. Our net income (loss) was $(1.0) million for the three months ended March 31, 2016 and $4.9 million for the three months ended March 31, 2017. Our Adjusted EBITDA was $4.3 million for the three months ended March 31, 2016 and $6.3 million for the three months ended March 31, 2017. Adjusted EBITDA is a financial measure not presented in accordance with generally accepted accounting principles, or GAAP. For a definition of Adjusted EBITDA, an explanation of our management’s use of this measure and a reconciliation of net income (loss) to Adjusted EBITDA, see “—Adjusted EBITDA.” For additional financial information, see the consolidated financial statements and related notes incorporated by reference herein.

Our Industry

Since the introduction of ad-funded television in the middle of the 20th century and continuing through the present day, most advertising inventory has been transacted based on a rate card. Publishers, content owners, and their agents set a price for their inventory, and buyers place an order to purchase that inventory. Similar to how the equities and commodities markets have transitioned from paper transactions on trading floors to electronic trading, advertising is transitioning from manual to programmatic.

Several trends, happening in parallel, are revolutionizing the way that advertising is bought and sold. The rise of the Internet has led to a wholesale change in the way that media is consumed and monetized, as ads can be digitally delivered on a 1-to-1 basis. In traditional methods of advertising, such as broadcast TV, ads can target a specific network, program or geography, but not a single household or individual as digital ads can.

Some of the key industry trends are:

Media is Becoming Digital.    Media is increasingly becoming digital as a result of advances in technology and changes in consumer behavior. This shift has enabled unprecedented options for advertisers to target and measure their advertising campaigns across nearly every media channel and device. The digital advertising market is a significant and growing part of the total advertising market. According to IDC, global advertising spend was approximately $651.7 billion in 2016 and is expected to grow to $767.1 billion in 2020, a compound annual growth rate of 4.2%. Also according to IDC, global digital advertising spend was $205.4 billion in 2016 and is expected to grow to $339.9 billion in 2020, a compound annual growth rate of 13.4%. We believe that the market is evolving and that advertisers will shift more spend to digital media. Since media is becoming increasingly digital, decisions based on consumer and behavioral data are more prevalent.

Fragmentation of Audience.    As digital media grows, audience fragmentation is accelerating. A growing “long tail” of websites and content presents a challenge for advertisers trying to reach a large audience. Audience fragmentation has substantially impacted TV content distribution, perhaps more than any other channel, which we believe is setting up a significant change in how TV advertising inventory is monetized. Mirroring the fragmentation occurring in content, the number of devices used by individual consumers has increased. Both of these fragmentation trends are opportunities for technology companies that can consolidate and simplify media buying options for advertisers and their agencies.

Shift to Programmatic Advertising.    We believe that the advertising industry is in the early stages of a shift to programmatic advertising, which is the ability to buy and sell advertising inventory electronically. Initially available for digital display advertising and transacted through real-time bidding platforms, programmatic advertising has evolved and is increasingly being used to transact across a wide range of advertising inventory, including display, mobile, video and audio among other inventory types, including TV.

We believe that TV advertising is just beginning its transition to programmatic. According to IDC research sponsored by our company, programmatic TV advertising spend is projected to grow from $239.8 million in 2015 to $17.3 billion in 2019.

Automation of Ad Buying.    The growing complexity of digital advertising has increased the need for automation. Technology that enables fast, accurate and cost-effective decision-making through the application of computer algorithms that use extensive data sets has become critical for the success of digital advertising campaigns. Using programmatic inventory buying tools, advertisers are able to automate their campaigns, providing them with better price discovery, on an impression by impression basis. As a result, advertisers are able to purchase the advertising inventory they value the most, pay less for advertising inventory they do not value as much, and abstain from buying advertising inventory that does not fit their campaign parameters. Most of the growth in programmatic advertising to date has been driven by transactions on spot markets on advertising exchanges. Forward advertising markets and upfront purchases, which have traditionally been delivered manually, are also beginning to be handled programmatically.

Increased Use of Data.    Advances in software and hardware and the growing use of the Internet have made it possible to collect and rapidly process massive amounts of user data. Data vendors are able to collect user information across a wide range of Internet properties and connected devices, aggregate it and combine it with other data sources. This data is then made non-identifiable and available within seconds based on specific parameters and attributes. Advertisers can integrate this targeting data with their own or an agency’s proprietary data relating to client attributes, the advertisers’ own store locations and other related characteristics. Through the use of these data sources, together with real-time feedback on consumer reactions to the ads, programmatic advertising increases the value of impressions for advertisers, inventory owners and viewers who receive more relevant ads.

Driven by these industry trends, programmatic advertising is expected to grow from $19 billion during 2016 to $42 billion by 2020, according to Magna Global. We believe that programmatic advertising will continue to grow as more content providers, content distributors and advertisers are able to realize its benefits. In addition, we expect that programmatic advertising will help grow the overall advertising market by enabling more advertisers to deploy more spend across a broader range of inventory channels.

What We Do

We are a technology company that empowers advertising agencies to purchase advertising more efficiently and effectively. We provide an intuitive self-serve platform that enables our clients to manage data-driven, digital advertising campaigns using their own teams.

•

We Are an Enabler, Not a Disruptor.  With our self-serve platform, we enable advertising agencies and service providers. We do not compete with our clients by selling our platform directly to their advertisers. Our self-service technology platform provides control to our clients and gives us the benefits of a highly scalable business model.

•

We Are Exclusively Focused on the Buy-Side.  We focus on buyers since they control the advertising budgets. Also, the supply of digital advertising inventory exceeds demand, and accordingly we believe it is a buyer’s market. We also believe that by aligning our business only with buyers, we are able to avoid inherent conflicts of interest that exist when serving both the buy- and sell-side. This focus allows us to build trust with clients, many of whom incorporate their proprietary data into our platform.

•

We Are Data-Driven.  Our technology platform was founded on the principle that data-driven decisions would be the future of advertising. We built a data management platform first, before building our ad buying technology. While data from disparate third-party data providers can improve campaign performance, our clients’ success often relies largely on our ability to ingest first-party data from brands and their agencies to enable intelligent decisioning that optimizes advertising campaigns.

•

We Do Not Arbitrage Advertising Inventory.  To further align our interests with those of our clients, we do not buy advertising inventory in order to resell it to our clients for a profit. Instead, we provide our clients with a technology platform that allows them to manage their omnichannel advertising campaigns, on a self-serve basis and with full transparency. We derive substantially all of our revenue from ongoing master service agreements with our clients rather than episodic insertion orders.

•

We Are a Clear Box, Not a Black Box.  Our platform is transparent and shows our clients their costs of advertising inventory, data, our platform fee and detailed performance metrics on their advertising campaigns. Our clients directly access and execute campaigns on our platform, control all facets of inventory purchasing decisions, and receive detailed, real-time reporting on all their advertising campaigns.

•

We Are an Open Platform.  Clients can customize and build their own features on top of our platform. Clients may use our application programming interfaces, or APIs, to, for example, design their own user interface, bulk manage advertising campaigns, and link other systems including ad servers or reporting tools. As of December 31, 2016, all of our top 10 clients used our APIs.

•

We Are Omnichannel.  Our platform enables our clients to deliver unified advertising campaigns across multiple devices, including computers, smartphones, tablets, gaming consoles, digital TV and broadcast TV. We also support multiple formats, including display, video, broadcast TV, Internet-connected TV, mobile web, in-app mobile and native. The breadth of data that we collect from a multitude of data sources across all channels gives our clients a holistic view of audiences, enabling more effective targeting across different channels.

Our Strengths

We believe the following attributes and capabilities form our core strengths and provide us with competitive advantages:

•

Expressiveness of Our Platform.  Our platform allows clients to easily define and manage advertising campaigns with multiple targeting parameters that may result in quadrillions of permutations, which we refer to as expressiveness. We believe that expressiveness provides clients with the ability to target audiences with an extremely high level of precision and thus obtain higher returns on their advertising spend.

•

Scalable Self-Service Model.  We offer a self-service model that lets clients direct their own purchases of advertising inventory without extensive involvement by our personnel. This model helps us scale efficiently and has allowed us to grow our business at a faster pace than the growth of our sales and support organization.

•

Loyal Client Base.  We had approximately 566 clients, including the advertising industry’s largest agencies, as of December 31, 2016. Many of our clients use our platform regularly as part of their digital advertising purchase workflow, creating ongoing relationships. As a result, our clients are loyal, with over 95% client retention during 2015 and 2016. In addition, our clients typically grow their use of our platform over time, with our clients who spent with us in 2015 increasing their spend on our platform by 71% during 2016.

•

Extensive Data Access.  Our clients can easily buy targeting data from over 105 sources through our platform. We also provide clients access to our proprietary data, which increases with continued use of our platform. We believe that the integration of data and decisioning within a single platform enables us to better serve our clients.

•

Focus on Innovation.  Our focus on innovation enables us to enhance our platform rapidly for our clients in a constantly evolving industry. We have designed the technology for our platform to enable us to develop new features and make changes quickly and efficiently. For example, we enhanced our platform with 47 releases of updated features and increased functionality in 2016.

•

Scaled and Profitable Business Model.  We have grown our business rapidly while achieving profitability, demonstrating the power of our platform, the strength of our client relationships and the leverage inherent to our business model. During 2016, gross spend was $1.0 billion, helping us generate $202.9 million in revenue, up 78% from 2015. In 2016, our net income was $20.5 million and our Adjusted EBITDA increased by 67% to $65.2 million. See “—Adjusted EBITDA.”

Our Growth Strategy

The key elements of our long-term growth strategy include:

•	increasing our share of existing clients’ digital advertising spend;

•	growing our client base;

•	expanding our omnichannel capabilities;

•	extending our reach to TV, including connected TV;

•	continuing to innovate in technology and data; and

•	expanding our international presence.

Risk Factors Summary

Our business is subject to numerous risks and uncertainties, including those in the section captioned “Risk Factors” in this prospectus. These risks include, but are not limited to, the following:

•	our limited operating history, which makes it difficult to evaluate our business and prospects and may increase the risks associated with your investment;

•	the loss of advertising agencies as clients, which could significantly harm our business, operating results and financial condition;

•

our failure to innovate and make the right investment decisions in our offerings and platform, which could compromise our ability to attract and retain advertisers and advertising agencies, and cause our revenue and results of operations to decline;

•

if the market for programmatic advertising, which is relatively new and evolving, develops slower or differently than we expect, our business, growth prospects and financial condition would be adversely affected;

•	our failure to manage our growth effectively, which could cause our business to suffer and have an adverse effect on our financial condition and operating results;

•	the market in which we participate is intensely competitive, and we may not be able to compete successfully with our current or future competitors;

•

we have identified material weaknesses in our internal control over financial reporting and, if our remediation of these material weaknesses is not effective, or if we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and the price of our common stock;

•

insiders will continue to have substantial control over our company after this offering, including as a result of the dual class structure of our common stock, which could limit your ability to influence the outcome of key decisions, including a change of control;

•

our sales cycle can take significant time before executing a client agreement, which may make it difficult to project when, if at all, we will obtain new clients and when we will generate revenue from those clients;

•	we are subject to payment-related risks and, if our clients do not pay or dispute their invoices, our business, financial condition and operating results may be adversely affected;

•

because our business is primarily dependent on advertisers purchasing display advertising, a decrease in the use of display advertising would harm our business, growth prospects, financial condition and results of operations; and

•	if our access to quality advertising inventory is diminished, our revenue could decline and our growth could be impeded.

Corporate Information

We were incorporated in Delaware in November 2009. Our principal executive offices are located at 42 N. Chestnut Street, Ventura, California 93001, and our telephone number is (805) 585-3434. Our website address is www.thetradedesk.com. The information on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider any such information as part of this prospectus or when deciding whether to purchase our Class A common stock.

The Trade Desk and our other registered or common law trademarks, service marks or trade names appearing in this prospectus are the property of The Trade Desk, Inc. Other trademarks, service marks or trade names appearing in this prospectus are the property of their respective owners. We have omitted the ® and ™ designations, as applicable, for the trademarks used in this prospectus.

Implications of Being an Emerging Growth Company

The Jumpstart Our Business Startups Act, or the JOBS Act, was enacted in April 2012 with the intention of encouraging capital formation in the United States and reducing the regulatory burden on newly public companies that qualify as “emerging growth companies.” We are an emerging growth company within the meaning of the JOBS Act. As an emerging growth company, we may take advantage of certain exemptions from various public reporting requirements, including the requirement that our internal control over financial reporting be audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, certain requirements related to the disclosure of executive compensation in this prospectus and in our periodic reports and proxy statements, and the requirement that we hold a non-binding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions until we are no longer an emerging growth company.

We will remain an emerging growth company until the earliest to occur of: (1) the last day of the fiscal year in which we have $1.07 billion or more in annual gross revenue; (2) the date we qualify as a “large accelerated filer” with, among other things, at least $700 million of equity securities held by non-affiliates; (3) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (4) the last day of the fiscal year ending after the fifth anniversary of our initial public offering, or our IPO, which was completed in September 2016. Based on the trading price of our common stock and holdings of our non-affiliate stockholders as of the date of this prospectus, we expect to lose emerging growth company status at the end of 2017.

For certain risks related to our status as an emerging growth company, see the section captioned “Risk Factors.”

The Offering

Class A common stock offered by the selling stockholders	4,316,452 shares (or 4,963,919 shares if the underwriters exercise their option to purchase additional shares in full)

Class A common stock to be outstanding after this offering	25,715,355 shares (or 26,362,822 shares if the underwriters exercise their option to purchase additional shares in full)

Class B common stock to be outstanding after this offering	14,072,637 shares (or 13,425,170 shares if the underwriters exercise their option to purchase additional shares in full)

Total Class A and Class B common stock to be outstanding after this offering	39,787,992 shares

Option to purchase additional shares of Class A common stock from the selling stockholders	647,467 shares

Use of proceeds	We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders.

Voting Rights	Shares of Class A common stock are entitled to one vote per share. Shares of Class B common stock are entitled to ten votes per share. Holders of our Class A common stock and Class B common stock generally vote together as a single class, unless otherwise required by law.

Assuming no exercise of the underwriters’ option to purchase additional shares, following this offering, outstanding shares of Class B common stock will represent approximately 85% of the voting power of our outstanding capital stock, and outstanding shares of common stock held by our executive officers, directors and holders of more than 5% of our capital stock will represent approximately 81% of the voting power of our outstanding capital stock.

See the section captioned “Description of Capital Stock.”

Trading symbol on The NASDAQ Global Market	“TTD”

The total number of shares of Class A common stock and Class B common stock that will be outstanding after this offering includes 25,715,355 shares of our Class A common stock and 14,072,637 shares of our Class B common stock, and excludes, in each case as of March 31, 2017:

•

an aggregate of 4,274,412 shares of Class B common stock issuable upon the exercise of outstanding options under The Trade Desk, Inc. 2010 Stock Plan, or our 2010 Plan, and The Trade Desk, Inc. 2015 Equity Incentive Plan, or our 2015 Plan, with a weighted-average exercise price of approximately $3.21 per share; and 392,943 shares of Class A common stock issuable upon the exercise of outstanding options under our 2016 Equity Incentive Plan, or our 2016 Plan, with a weighted-average exercise price of approximately $29.59 per share;

•	248,424 shares of Class A common stock issuable upon the vesting of restricted stock awards and units under our 2016 Plan; and

•	shares of Class A common stock, subject to annual increase, reserved for future grant or issuance under our 2016 Plan, consisting of:

•	5,016,704 shares of Class A common stock reserved under our 2016 Plan; and

•

an additional number of shares of Class A common stock equal to the number of shares of Class B common stock subject to outstanding awards under the 2015 Plan which are forfeited or lapse unexercised after March 31, 2017.

Except as otherwise indicated, all information in this prospectus reflects where applicable, a 1-for-3 reverse stock split of our common stock and a proportional adjustment to the conversion ratio of our convertible preferred stock, which was effected on September 2, 2016, and assumes no exercise of outstanding options to purchase common stock after March 31, 2017 and no exercise of the underwriters’ option to purchase additional shares. We have assumed that all of the shares of Class A common stock to be sold in this offering will be issued at closing upon the conversion of outstanding shares of Class B common stock.

We refer to our Series Seed, Series A-1, Series A-2, Series A-3, Series B and Series C convertible preferred stock collectively as “convertible preferred stock” in this prospectus.

Summary Consolidated Financial Data

The following tables set forth our summary consolidated financial data for the periods indicated. We have derived the consolidated statements of operations data for the years ended December 31, 2014, 2015, and 2016 and the consolidated balance sheet data as of December 31, 2015 and 2016 from our audited consolidated financial statements included in our 2016 10-K that is incorporated by reference in this prospectus. The summary consolidated statements of operations data for the three months ended March 31, 2016 and 2017 and the summary consolidated balance sheet data as of March 31, 2017 are derived from our unaudited condensed consolidated financial statements included in our First Quarter 10-Q that is incorporated by reference in this prospectus. The consolidated balance sheet data as of December 31, 2014 were derived from our audited consolidated financial statements that are not included, or incorporated by reference into, in this prospectus.

The following consolidated financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2016 10-K and First Quarter 10-Q incorporated by reference herein and our consolidated financial statements and the related notes appearing in our 2016 10-K and First Quarter 10-Q incorporated by reference herein. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair statement of the unaudited interim consolidated financial statements. Our historical results are not necessarily indicative of our future results, and the results for the three months ended March 31, 2017 are not necessarily indicative of the results to be expected for the full year or any other period.

	Year Ended December 31,			Three Months Ended March 31,
	2014	2015	2016	2016	2017
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$44,548	$113,836	$202,926	$30,378	$53,352
Operating expenses(1):
Platform operations	12,559	22,967	39,876	7,513	12,549
Sales and marketing	14,590	26,794	46,056	8,431	12,476
Technology and development	7,250	12,819	27,313	4,639	10,461
General and administrative	9,385	13,276	32,163	6,399	15,930

Total operating expenses	43,784	75,856	145,408	26,982	51,416

Income from operations	764	37,980	57,518	3,396	1,936
Total other expense, net	1,707	8,125	13,684	5,264	792

Income (loss) before income taxes	(943)	29,855	43,834	(1,868)	1,144
Provision for (benefit from) income taxes	(948)	13,926	23,352	(828)	(3,765)

Net income (loss)	$5	$15,929	$20,482	(1,040)	4,909

Net income (loss) attributable to common stockholders(2)	$—	$8,764	$(26,727)	(48,249)	4,909

Net income (loss) per share attributable to common stockholders—basic(2)	$—	$0.85	$(1.46)	$(4.45)	$0.13

Net income (loss) per share attributable to common stockholders—diluted(2)	$—	$0.39	$(1.46)	$(4.45)	$0.11

	Year Ended December 31,			Three Months Ended March 31,
	2014	2015	2016	2016	2017
	(in thousands)
Non-GAAP Financial and Operating Data:
Adjusted EBITDA(3)	$5,683	$39,159	$65,221	$4,328	$6,263
Gross spend(4)	211,266	552,325	1,027,984
Gross billings(5)	201,804	529,975	990,561

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2014	2015	2016	2016	2017
	(in thousands)
Platform operations	$14	$71	$756	$15	$229
Sales and marketing	50	127	1,707	50	539
Technology and development	909	85	1,513	40	665
General and administrative	3,572	91	1,080	54	889

Total	$4,545	$374	$5,056	$159	$2,322

For more information regarding stock-based compensation expense, see Note 10 in the Notes to Consolidated Financial Statements contained in Item 8 in our 2016 10-K incorporated by reference herein and Note 8 in the Notes to Condensed Consolidated Financial Statements contained in Item 1 in our First Quarter 10-Q incorporated by reference herein.

(2)

For a description of the net income (loss) attributable to common stockholders and net income (loss) per share attributable to common stockholders—basic and diluted computations, see Note 3 in the Notes to Consolidated Financial Statements contained in Item 8 in our 2016 10-K incorporated by reference herein and Note 3 in the Notes to Condensed Consolidated Financial Statements contained in Item 1 in our First Quarter 10-Q incorporated by reference herein.

(3)	For information on how we compute Adjusted EBITDA and a reconciliation of net income (loss) on a GAAP basis to Adjusted EBITDA, see “—Adjusted EBITDA.”

(4)

Gross spend includes the value of a client’s purchases through our platform plus our platform fee, which is a percentage of a client’s purchases through the platform. We review gross spend for internal management purposes to assess market share and scale, and to plan for optimal levels of support for our clients. Some companies in our industry report revenue on a gross basis or use similar metrics, so tracking our gross spend allows us to compare our results to the results of those companies. Gross spend does not represent our revenue reported on a GAAP basis. Our gross spend is influenced by the volume and characteristics of bids for advertising inventory won through our platform. We expect our revenue as a percentage of gross spend, which is sometimes referred to as take rate, to fluctuate due to the types of services and features selected by our clients through our platform and certain volume discounts. We track gross spend based on the location of our office servicing the respective clients. Other companies, including companies in our industry, may calculate gross spend or similarly titled measures differently, which reduces its usefulness as a comparative measure.

(5)

Gross billings represents the amount we invoice our clients, net of allowances. As some of our clients have payment relationships directly with advertising inventory suppliers for the amount of advertising inventory the clients purchase through our platform, we do not invoice these clients for this spend, and we only invoice such clients for data, other services and our platform fee. Accordingly, gross billings are less than gross spend and represent gross spend, less platform discounts and less the value of advertising inventory and data that our clients purchase directly from publishers through our platform. We report revenue on a net basis which represents gross billings net of amounts we pay suppliers for the cost of advertising inventory, data and add-on features. We expect our revenue as a percentage of gross billings to fluctuate due to the types of services and features selected by our clients through our platform and certain volume discounts. We review gross billings for internal management purposes to adequately plan for our working capital needs and monitor collection risk. We track gross billings based on the billing address of the client. In many cases, international clients are serviced from our United States offices resulting in gross billings exceeding gross spend for international clients.

	As of December 31,			As of March 31,
	2014	2015	2016	2017
	(in thousands)
Consolidated Balance Sheet Data:
Cash	$17,315	$4,047	$133,400	$106,573
Accounts receivable, net	78,364	191,943	377,240	315,283
Total assets	102,238	210,231	537,596	455,267
Accounts payable	58,293	108,461	321,163	231,524
Long-term debt, net of current portion	16,493	45,918	25,847	25,847
Total liabilities	80,372	171,885	373,216	283,336
Convertible preferred stock	27,997	24,204	—	—
Total stockholders’ equity (deficit)	(6,131)	14,142	164,380	171,931

Adjusted EBITDA

In addition to our results determined in accordance with GAAP, we believe that Adjusted EBITDA, a non-GAAP measure, is useful in evaluating our business. The following table presents a reconciliation of net income (loss) to Adjusted EBITDA for each of the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
	2014	2015	2016	2016	2017
	(in thousands)			(in thousands)
Net income (loss)	$5	$15,929	$20,482	$(1,040)	$4,909
Add back (deduct):
Depreciation and amortization expense	680	1,828	3,798	819	1,493
Stock-based compensation expense	4,545	374	5,056	159	2,322
Interest expense	843	1,141	3,075	835	364
Secondary offering costs	—	—	—	—	940
Change in fair value of preferred stock warrant liabilities	558	5,961	9,458	4,383	—
Provision for (benefit from) income taxes	(948)	13,926	23,352	(828)	(3,765)

Adjusted EBITDA	$5,683	$39,159	$65,221	$4,328	$6,263

We use Adjusted EBITDA as a measure of operational efficiency to understand and evaluate our core business operations. We believe that Adjusted EBITDA is useful to investors for period to period comparisons of our core business. Accordingly, we believe Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under GAAP. Some of these limitations are as follows:

•

although depreciation and amortization expense are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•

Adjusted EBITDA does not reflect: (1) changes in, or cash requirements for, our working capital needs; (2) the potentially dilutive impact of stock-based compensation; (3) secondary offering costs not considered part of our core business; or (4) tax payments that may represent a reduction in cash available to us; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently, which reduces its usefulness as a comparative measure.

Because of these and other limitations, you should consider Adjusted EBITDA along with other GAAP-based financial performance measures, including various cash flow metrics, net income (loss) and our GAAP financial results.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the consolidated financial statements and the related notes, before deciding whether to purchase shares of our Class A common stock. The risks and uncertainties described below include those that we consider material and that we are currently aware of, but are not the only ones we face. If any of the following risks is realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the market price of our Class A common stock could decline and you could lose part or all of your investment. We have organized the description of these risks into groupings in an effort to enhance readability but many of the risks interrelate and could be grouped or ordered in other ways. Therefore, no special significance should be attributed to the groupings or order below.

Risks Related to Our Business and Industry

We have a limited operating history, which makes it difficult to evaluate our business and prospects and may increase the risks associated with your investment.

We were incorporated in 2009 and, as a result, have only a limited operating history upon which our business and prospects may be evaluated. Although we have experienced substantial revenue growth in our limited operating history, we may not be able to sustain this rate of growth or maintain our current revenue levels. We have encountered and will continue to encounter risks and challenges frequently experienced by growing companies in rapidly developing industries, including risks related to our ability to:

•	build a reputation for providing a superior platform and client service, and for creating trust and long-term relationships with clients;

•	distinguish ourselves from competitors;

•	develop and offer a competitive platform that meets our clients’ needs as they change;

•	scale our business efficiently to keep pace with demand for our platform;

•	maintain and expand our relationships with suppliers of quality advertising inventory and data;

•	respond to evolving industry standards and government regulation that impact our business, particularly in the areas of data collection and consumer privacy;

•	prevent or mitigate failures or breaches of security;

•	expand our business internationally; and

•	hire and retain qualified and motivated employees.

We cannot assure you that we will be successful in addressing these and other challenges we may face in the future. If we are unable to do so, our business may suffer, our revenue and operating results may decline and we may not be able to achieve further growth or sustain profitability.

Our failure to maintain and grow our client base and spend through our platform may negatively impact our revenue and business.

To sustain or increase our revenue, we must regularly add new clients and encourage existing clients to maintain or increase the amount of advertising inventory purchased through our platform and adopt new features and functionalities that we add to our platform. If competitors introduce lower cost or differentiated offerings that compete with or are perceived to compete with ours, our ability to sell access to our platform to new or existing clients could be impaired. We have spent significant effort in cultivating our relationships with advertising agencies, which has resulted in an increase in the budgets allocated to, and the amount of advertising purchased on, our platform. However, it is possible that we may reach a point of saturation at which we cannot continue to grow our revenue from such agencies because of internal limits that advertisers may place on the allocation of their advertising budgets to digital media to a particular provider or otherwise. While we generally have master services agreements in place for our clients, such agreements allow our clients to change the amount of spend through our platform or terminate our services with limited notice. Our clients typically have relationships with different providers and there is limited cost to moving budgets to our competitors. As a result, we may have limited visibility as to our future advertising revenue streams. We cannot assure you that our clients will continue to use our platform or that we will be able to replace, in a timely or effective manner, departing clients with new clients that generate comparable revenue. If a major client representing a significant portion of our business decides to materially reduce its use of our platform or to cease using our platform altogether, it is possible that our revenue could be significantly reduced.

The loss of advertising agencies as clients could significantly harm our business, operating results and financial condition.

Our client base consists primarily of advertising agencies. We do not have exclusive relationships with advertising agencies and we depend on agencies to work with us as they embark on advertising campaigns for advertisers.

The loss of agencies as clients could significantly harm our business, operating results and financial condition. If we fail to maintain satisfactory relationships with an advertising agency, we risk losing business from the advertisers represented by that agency.

Advertisers may change advertising agencies. If an advertiser switches from an agency that utilizes our platform to one that does not, we will lose revenue from that advertiser. In addition, some advertising agencies have their own relationships with suppliers of advertising inventory and can directly connect advertisers with such suppliers. Our business may suffer to the extent that advertising agencies and inventory suppliers purchase and sell advertising inventory directly from one another or through intermediaries other than us.

We had approximately 566 clients, consisting primarily of advertising agencies, as of December 31, 2016. Many of these agencies are owned by holding companies, where decision making is decentralized such that purchasing decisions are made, and relationships with advertisers, are located, at the agency, local branch or division level. If all of our individual client contractual relationships were aggregated at the holding company level, Omnicom Group Inc., WPP plc and Publicis Groupe would each represent more than 10% of our gross billings for 2016.

In most cases, we enter into separate contracts and billing relationships with the individual agencies and account for them as separate clients. However, some holding companies for these agencies may choose to exert control over the individual agencies in the future. If so, any loss of relationships with such holding companies and, consequently, of their agencies, local branches or divisions, as clients could significantly harm our business, operating results and financial condition.

If we fail to innovate and make the right investment decisions in our offerings and platform, we may not attract and retain advertisers and advertising agencies and our revenue and results of operations may decline.

Our industry is subject to rapid and frequent changes in technology, evolving client needs and the frequent introduction by our competitors of new and enhanced offerings. We must constantly make investment decisions regarding offerings and technology to meet client demand and evolving industry standards. We may make wrong decisions regarding these investments. If new or existing competitors have more attractive offerings, we may lose clients or clients may decrease their use of our platform. New client demands, superior competitive offerings or new industry standards could require us to make unanticipated and costly changes to our platform or business model. If we fail to adapt to our rapidly changing industry or to evolving client needs, demand for our platform could decrease and our business, financial condition and operating results may be adversely affected.

Failure to manage our growth effectively could cause our business to suffer and have an adverse effect on our financial condition and operating results.

We have experienced significant growth in a short period of time. To manage our growth effectively, we must continually evaluate and evolve our organization. We must also manage our employees, operations, finances, technology and development and capital investments efficiently. Our efficiency, productivity and the quality of our platform and client service may be adversely impacted if we do not train our new personnel, particularly our sales and support personnel, quickly and effectively, or if we fail to appropriately coordinate across our organization. Additionally, our rapid growth may place a strain on our resources, infrastructure and ability to maintain the quality of our platform. You should not consider our revenue growth and levels of profitability in recent periods as indicative of future performance. In future periods, our revenue or profitability could decline or grow more slowly than we expect. Failure to manage our growth effectively could cause our business to suffer and have an adverse effect on our financial condition and operating results.

The market for programmatic buying for advertising campaigns is relatively new and evolving. If this market develops slower or differently than we expect, our business, growth prospects and financial condition would be adversely affected.

The substantial majority of our revenue has been derived from clients that programmatically purchase advertising inventory through our platform. We expect that spending on programmatic ad buying will continue to be our primary source of revenue for the foreseeable future, and that our revenue growth will largely depend on increasing spend through our platform. The market for programmatic ad buying is an emerging market, and our current and potential clients may not shift quickly enough to programmatic ad buying from other buying methods, reducing our growth potential. If the market for programmatic ad buying deteriorates or develops more slowly than we expect, it could reduce demand for our platform, and our business, growth prospects and financial condition would be adversely affected.

In addition, revenue may not necessary grow at the same rate as spend on our platform. Growth in spend may outpace growth in our revenue as the market for programmatic buying for advertising matures due to a number of factors including quantity discounts and product, media, client and channel mix shifts. For example, TV advertising typically entails relatively large advertising budgets that carry a smaller fee as a percentage of spend. Growth in the use of our platform for TV advertising could impact the rate of our revenue growth relative to the rate of growth in spend on our platform. A significant change in revenue as a percentage of spend could reflect an adverse change in our business and growth prospects. In addition, any such fluctuations, even if they reflect our strategic decisions, could cause our performance to fall below the expectations of securities analysts and investors, and adversely affect the price of our common stock.

The market in which we participate is intensely competitive, and we may not be able to compete successfully with our current or future competitors.

We operate in a highly competitive and rapidly changing industry. With the introduction of new technologies and the influx of new entrants to the market, we expect competition to persist and intensify in the future, which could harm our ability to increase revenue and maintain profitability. New technologies and methods of buying advertising present a dynamic competitive challenge, as market participants offer multiple new products and services, such as analytics, automated media buying and exchanges, aimed at capturing advertising spend. In addition to existing competitors and intermediaries, we may also face competition from new companies entering the market, which may include large established companies, all of which currently offer, or may in the future offer, products and services that result in additional competition for advertising spend or advertising inventory.

Further, we derive a significant portion of our revenue from the display advertising market, which is rapidly evolving, highly competitive, complex and fragmented. We face significant competition in this market which we expect will intensify in the future. We currently compete for advertising spend with large, well-established companies as well as smaller, privately-held companies. Some of our larger competitors with more resources may be better positioned to execute on advertising campaigns conducted over multiple channels such as social media, mobile and video.

We may also face competition from companies that we do not yet know about or do not yet exist. If existing or new companies develop, market or resell competitive high-value marketing products or services, acquire one of our existing competitors or form a strategic alliance with one of our competitors, our ability to compete effectively could be significantly compromised and our results of operations could be harmed.

Our current and potential competitors may have significantly more financial, technical, marketing and other resources than we have, allowing them to devote greater resources to the development, promotion, sale and support of their products and services. They may also have more extensive advertiser bases and broader publisher relationships than we have, and may have longer operating histories and greater name recognition. As a result, these competitors may be better able to respond quickly to new technologies, develop deeper advertiser relationships or offer services at lower prices. Any of these developments would make it more difficult for us to sell our platform and could result in increased pricing pressure, increased sales and marketing expense or the loss of market share.

Economic downturns and market conditions beyond our control could adversely affect our business, financial condition and operating results.

Our business depends on the overall demand for advertising and on the economic health of advertisers that benefit from our platform. Economic downturns or unstable market conditions may cause advertisers to decrease their advertising budgets, which could reduce spend though our platform and adversely affect our business, financial condition and operating results. As we explore new countries to expand our business, economic downturns or unstable market conditions in any of those countries could result in our investments not yielding the returns we anticipate.

We may experience fluctuations in our operating results, which could make our future operating results difficult to predict or cause our operating results to fall below analysts’ and investors’ expectations.

Our quarterly and annual operating results have fluctuated in the past and we expect our future operating results to fluctuate due to a variety of factors, many of which are beyond our control. Fluctuations in our operating results could cause our performance to fall below the expectations of analysts and investors, and adversely affect the price of our common stock. Because our business is changing and evolving rapidly, our historical operating results may not be necessarily indicative of our future operating results. Factors that may cause our operating results to fluctuate include the following:

•	changes in demand for our platform, including related to the seasonal nature of our clients’ spending on digital advertising campaigns;

•	changes in our pricing policies, the pricing policies of our competitors and the pricing or availability of inventory, data or of other third-party services;

•	changes in our client base and platform offerings;

•	the addition or loss of advertising agencies and advertisers as clients;

•	changes in advertising budget allocations, agency affiliations or marketing strategies;

•	changes to our product, media, client or channel mix;

•	changes and uncertainty in the regulatory environment for us or advertisers;

•

changes in the economic prospects of advertisers or the economy generally, which could alter advertisers’ spending priorities, or could increase the time or costs required to complete advertising inventory sales;

•	changes in the availability of advertising inventory through real-time advertising exchanges or in the cost of reaching end consumers through digital advertising;

•	disruptions or outages on our platform;

•	the introduction of new technologies or offerings by our competitors;

•	changes in our capital expenditures as we acquire the hardware, equipment and other assets required to support our business;

•	timing differences between our payments for advertising inventory and our collection of related advertising revenue;

•	the length and unpredictability of our sales cycle; and

•	costs related to acquisitions of businesses or technologies, or employee recruiting.

Based upon the factors above and others beyond our control, we have a limited ability to forecast our future revenue, costs and expenses, and as a result, our operating results may, from time to time, fall below our estimates or the expectations of analysts and investors.

We often have long sales cycles, which can result in significant time between initial contact with a prospect and execution of a client agreement, making it difficult to project when, if at all, we will obtain new clients and when we will generate revenue from those clients.

Our sales cycle, from initial contact to contract execution and implementation can take significant time. Our sales efforts involve educating our clients about the use, technical capabilities and benefits of our platform. Some of our clients undertake an evaluation process that frequently involves not only our platform but also the offerings of our competitors. As a result, it is difficult to predict when we will obtain new clients and begin generating revenue from these new clients. Even if our sales efforts result in obtaining a new client, under our usage-based pricing model, the client controls when and to what extent it uses our platform. As a result, we may not be able to add clients, or generate revenue, as quickly as we may expect, which could harm our growth prospects.

We are subject to payment-related risks and, if our clients do not pay or dispute their invoices, our business, financial condition and operating results may be adversely affected.

Many of our contracts with advertising agencies provide that if the advertiser does not pay the agency, the agency is not liable to us, and we must seek payment solely from the advertiser, a type of arrangement called sequential liability. Contracting with these agencies, which in some cases have or may develop higher-risk credit profiles, may subject us to greater credit risk than if we were to contract directly with advertisers. This credit risk may vary depending on the nature of an advertising agency’s aggregated advertiser base. We may also be involved in disputes with agencies and their advertisers over the operation of our platform, the terms of our agreements or our billings for purchases made by them through our platform. If we are unable to collect or make adjustments to bills to clients, we could incur write-offs for bad debt, which could have a material adverse effect on our results of operations for the periods in which the write-offs occur. In the future, bad debt may exceed reserves for such contingencies and our bad debt exposure may increase over time. Any increase in write-offs for bad debt could have a materially negative effect on our business, financial condition and operating results. Even if we are not paid by our clients on time or at all, we are still obligated to pay for the advertising we have purchased for the advertising campaign, and as a consequence, our results of operations and financial condition would be adversely impacted.

A substantial portion of our business is from advertising agencies that do not pay us until they receive payment from the advertiser, resulting in an increased length of time between our payment for media inventory and our receipt of payment for use of our platform, and our ability to collect for non-payment may be limited to the advertiser, thereby increasing our risk of non-payment.

Substantially all of our platform spend is from advertising agencies. We are generally contractually required to pay advertising inventory and data suppliers within a negotiated period of time, regardless of whether our clients pay us on time, or at all. Additionally, while we attempt to negotiate long payment periods with our suppliers and shorter periods from our clients, we are not always successful. As a result, we often face a timing issue with our accounts payable on shorter cycles than our accounts receivables, requiring us to remit payments from our own funds, and accept the risk of bad debt.

This payment process will increasingly consume working capital if we continue to be successful in growing our business. In addition, we typically experience slow payment by advertising agencies as is common in our industry. In this regard, we had average days sales outstanding, or DSO, of 82 days, and average days payable outstanding, or DPO, of 60 days at March 31, 2017. We compute our DSO and DPO as of a given date based on our average trade receivables or trade payables, respectively, for the trailing 12-month period divided by, for DSO, average daily gross billings for the period, and for DPO, by the average daily cost of media, data and operating expenses over such period. The average trade receivables or trade payables are the average of the trade receivables or trade payables balances at the beginning and end of the 12-month period. Historically, our DSOs have fluctuated over time. If our DSOs increase significantly, and we are unable to borrow against these receivables on commercially acceptable terms, our working capital availability could be reduced, and as a consequence our results of operations and financial condition would be adversely impacted.

Due to this imbalance in our DSOs and DPOs, we rely on our credit facility to partially or completely fund our working capital requirements. We cannot assure you that as we continue to grow, our business will generate sufficient cash flow from operations or that future borrowings will be available to us under the credit facility in an amount sufficient to fund our working capital needs. If our cash flows and credit facility borrowings are insufficient to fund our working capital requirements, we may not be able to grow at the rate we currently expect or at all. In addition, in the absence of sufficient cash flows from operations, we might be unable to meet our obligations under our credit facility and we may therefore be at risk of default thereunder. We cannot assure you that we would be able to locate additional financing or increase amounts borrowed under our existing credit facility to on commercially reasonable terms or at all.

Our business is primarily dependent on advertisers buying display advertising. A decrease in the use of display advertising would harm our business, growth prospects, financial condition and results of operations.

Historically, our clients have predominantly used our platform to purchase display advertising inventory. We expect that display advertising will continue to be a significant channel used by our clients. Should our clients lose confidence in the value or effectiveness of display advertising, the demand for our platform could decline.

We are working to enhance our social, native, digital radio and television offerings, including the capability to buy ads on digital television using our platform. We refer to the ability to provide offerings across these channels as omnichannel. These markets may not reach the scale of display advertising, and our omnichannel offerings may not gain market acceptance. A decrease in the use of display advertising, or our inability to further penetrate display and other advertising channels, would harm our growth prospects, financial condition and results of operations.

If our access to quality advertising inventory is diminished, our revenue could decline and our growth could be impeded.

We must maintain a consistent supply of attractive ad inventory. Our success depends on our ability to secure quality inventory on reasonable terms across a broad range of advertising networks and exchanges, video, audio and mobile inventory, and social media platforms. The amount, quality and cost of inventory available to us can change at any time. A few inventory suppliers hold a significant portion of the programmatic inventory either generally or concentrated in a particular channel. In addition, we compete with companies with which we have business relationships. For example, Google is one of our largest advertising inventory suppliers in addition to being one of our competitors. If Google or a similarly situated company limits our access to advertising inventory, our business could be adversely affected. If our relationships with any of our suppliers were to cease, or if the material terms of these relationships were to change unfavorably, our business would be negatively impacted. Our suppliers are generally not bound by long-term contracts. As a result, there is no guarantee that we will have access to a consistent supply of quality inventory on favorable terms. If we are unable to compete favorably for advertising inventory available on real-time advertising exchanges, or if real-time advertising exchanges decide not to make their advertising inventory available to us, we may not be able to place advertisements or find alternative sources of inventory with comparable traffic patterns and consumer demographics in a timely manner. Furthermore, the inventory that we access through real-time advertising exchanges may be of low quality or misrepresented to us, despite attempts by us and our suppliers to prevent fraud and conduct quality assurance checks.

Inventory suppliers control the bidding process for the inventory they supply, and their processes may not always work in our favor. For example, suppliers may place restrictions on the use of their inventory, including prohibiting the placement of advertisements on behalf of specific advertisers. Through the bidding process, we may not win the right to deliver advertising to the inventory that is selected through our platform and may not be able to replace inventory that is no longer made available to us.

As new types of inventory, such as digital advertising for television, become available, we will need to expend significant resources to ensure we have access to such new inventory. Although television advertising is a large market, only a very small percentage of it is currently purchased through digital advertising exchanges. We are investing heavily in our programmatic television offering, including by increasing our workforce and by adding new features, functions and integrations to our platform. If the digital television advertising market does not grow as we anticipate or we fail to successfully serve such market, our growth prospects could be harmed.

Our success depends on consistently adding valued inventory in a cost-effective manner. If we are unable to maintain a consistent supply of quality inventory for any reason, client retention and loyalty, and our financial condition and operating results could be harmed.

Seasonal fluctuations in advertising activity could have a material impact on our revenue, cash flow and operating results.

Our revenue, cash flow, operating results and other key operating and performance metrics may vary from quarter to quarter due to the seasonal nature of our clients’ spending on advertising campaigns. For example, clients tend to devote more of their advertising budgets to the fourth calendar quarter to coincide with consumer holiday spending. Moreover, advertising inventory in the fourth quarter may be more expensive due to increased demand for advertising inventory. Political advertising could also cause our revenue to increase during election cycles and decrease during other periods. Our historical revenue growth has masked the impact of seasonality, but if our growth rate declines or seasonal spending becomes more pronounced, seasonality could have a material impact on our revenue, cash flow and operating results from period to period.

As our costs increase, we may not be able to generate sufficient revenue to sustain profitability.

We have expended significant resources to grow our business in recent years by increasing the offerings of our platform, growing our number of employees and expanding internationally into several countries. We anticipate continued growth that could require substantial financial and other resources to, among other things:

•	develop our platform, including by investing in our engineering team, creating, acquiring or licensing new products or features, and improving the availability and security of our platform;

•

expand internationally by growing our sales force and client services team in an effort to increase our client base and spend through our platform, and by adding inventory and data from countries our clients are seeking;

•	improve our technology infrastructure, including investing in internal technology development and acquiring outside technologies;

•	expand our platform’s reach in more expensive advertising inventory such as television;

•	cover general and administrative expenses, including legal, accounting and other expenses necessary to support a larger organization;

•	cover sales and marketing expenses, including a significant expansion of our direct sales organization;

•	cover expenses relating to data collection and consumer privacy compliance, including additional infrastructure, automation and personnel; and

•	explore strategic acquisitions.

Investing in the foregoing, however, may not yield anticipated returns. Consequently, as our costs increase, we may not be able to generate sufficient revenue to sustain profitability.

We have identified material weaknesses in our internal control over financial reporting and, if our remediation of these material weaknesses is not effective, or if we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and the price of our common stock.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires that we evaluate and determine the effectiveness of our internal control over financial reporting and, beginning with our annual report for our year ending December 31, 2017, provide a management report on internal control over financial reporting. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

See Item 9A. “Controls and Procedures” to our 2016 10-K and Item 4. “Controls and Procedures” to our First Quarter 10-Q for a list of the material weaknesses identified during 2015 in our internal control over financial reporting and a list of the steps taken in 2015, 2016 and 2017 to address the internal control deficiencies that contributed to these material weaknesses.

While we believe that these efforts will improve our internal control over financial reporting, the implementation of these measures is ongoing and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles. We cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to remediate the material weaknesses we have identified or avoid potential future material weaknesses. If the steps we take do not correct the material weaknesses in a timely manner, we will be unable to conclude that we maintain effective internal controls over financial reporting. Accordingly, there could continue to be a reasonable possibility that these deficiencies or others could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our financial statements that would not be prevented or detected on a timely basis.

The process of designing and implementing internal control over financial reporting required to comply with Section 404 of the Sarbanes-Oxley Act will be time consuming, costly and complicated. If during the evaluation and testing process, we identify one or more other material weaknesses in our internal control over financial reporting or determine that existing material weaknesses have not been remediated, our management will be unable to assert that our internal control over financial reporting is effective. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may conclude that there are material weaknesses with respect to our internal controls or the level at which our internal controls are documented, designed, implemented or reviewed. If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when we cease being an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could be adversely affected and we could become subject to litigation or investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

We allow our clients to utilize application programming interfaces, or APIs, with our platform, which could result in outages or security breaches and negatively impact our business, financial condition and operating results.

The use of application programming interfaces, or APIs, by our clients has significantly increased in recent years. Our APIs allow clients to build their own media buying and data management interface by using our APIs to develop custom integration of their business with our platform. The increased use of APIs increases security and operational risks to our systems, including the risk for intrusion attacks, data theft, or denial of service attacks. Furthermore, while APIs allow clients greater ease and power in accessing our platform, they also increase the risk of overusing our systems, potentially causing outages. We have experienced system slowdowns due to client overuse of our systems through our APIs. While we have taken measures intended to decrease security and outage risks associated with the use of APIs, we cannot guarantee that such measures will be successful. Our failure to prevent outages or security breaches resulting from API use could result in government enforcement actions against us, claims for damages by consumers and other affected individuals, costs associated with investigation and remediation damage to our reputation and loss of goodwill, any of which could have a material adverse impact on our business, financial condition and operating results.

We may experience outages and disruptions of our platform if we fail to maintain adequate security and supporting infrastructure as we scale our platform, which may harm our reputation and negatively impact our business, financial condition and operating results.

As we grow our business, we expect to continue to invest in technology services and equipment, including data centers, network services and database technologies, as well as potentially increase our reliance on open source software. Without these improvements, our operations might suffer from unanticipated system disruptions, slow transaction processing, unreliable service levels, impaired quality or delays in reporting accurate information regarding transactions in our platform, any of which could negatively affect our reputation and ability to attract and retain clients. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance our business will increase. If we fail to respond to technological change or to adequately maintain, expand, upgrade and develop our systems and infrastructure in a timely fashion, our growth prospects and results of operations could be adversely affected. The steps we take to increase the reliability, integrity and security of our platform as it scales are expensive and complex, and our execution could result in operational failures and increased vulnerability to cyber-attacks. Such cyber-attacks could include denial-of-service attacks impacting service availability (including the ability to deliver ads) and reliability, tricking company employees into releasing control of their systems to a hacker, or the introduction of computer viruses or malware into our systems with a view to steal confidential or proprietary data. Cyber-attacks of increasing sophistication may be difficult to detect and could result in the theft of our intellectual property and data from our platform. We are also vulnerable to unintentional errors or malicious actions by persons with authorized access to our systems that exceed the scope of their access rights, distribute data erroneously, or, unintentionally or intentionally, interfere with the intended operations of our platform. Moreover, we could be adversely impacted by outages and disruptions in the online platforms of our inventory and data suppliers, such as the real-time advertising exchanges. Outages and disruptions of our platform, including due to cyber-attacks, may harm our reputation and negatively impact our business, financial condition and results of operations.

Operational and performance issues with our platform, whether real or perceived, including a failure to respond to technological changes or to upgrade our technology systems, may adversely affect our business, financial condition and operating results.

We depend upon the sustained and uninterrupted performance of our platform to manage our inventory supply; bid on inventory for each campaign; collect, process and interpret data; and optimize campaign performance in real time and provide billing information to our financial systems. If our platform cannot scale to meet demand, if there are errors in our execution of any of these functions on our platform, or if we experience outages, then our business may be harmed. We may also face material delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing proprietary technology and systems may become obsolete.

Our platform is complex and multifaceted, and operational and performance issues could arise both from the platform itself and from outside factors. Errors, failures, vulnerabilities or bugs have been found in the past, and may in the future, be found. Our platform also relies on third-party technology and systems to perform properly, and our platform is often used in connection with computing environments utilizing different operating systems, system management software, equipment and networking configurations, which may cause errors in, or failures of, our platform or such other computing environments. Operational and performance issues with our platform could include the failure of our user interface, outages, errors during upgrades or patches, discrepancies in costs billed versus costs paid, unanticipated volume overwhelming our databases, server failure, or catastrophic events affecting one or more server farms. While we have built redundancies in our systems, full redundancies do not exist. Some failures will shut our platform down completely, others only partially. Partial failures, which we have experienced in the past, could result in unauthorized bidding, cessation of our ability to bid or deliver impressions or deletion of our reporting, in each case resulting in unanticipated financial obligations or impact.

Operational and performance issues with our platform could also result in negative publicity, damage to our brand and reputation, loss of or delay in market acceptance of our platform, increased costs or loss of revenue, loss of the ability to access our platform, loss of competitive position or claims by clients for losses sustained by them. Alleviating problems resulting from such issues could require significant expenditures of capital and other resources and could cause interruptions, delays or the cessation of our business, any of which may adversely affect our financial condition and operating results.

Legislation and regulation of online businesses, including privacy and data protection regimes, could create unexpected costs, subject us to enforcement actions for compliance failures, or cause us to change our platform or business model, which may have a material adverse effect on our business.

U.S. and foreign governments have enacted or are considering enacting legislation related to digital advertising and we expect to see an increase in, or changes to, legislation and regulation related to our industry, including the use of geo-location data to inform advertising, the collection and use of non-identifiable or identifiable Internet user data and unique device identifiers, such as IP address or mobile unique device identifiers, and other data protection and privacy-related regulation.

Additionally, industry groups in the United States, such as the Digital Advertising Alliance, or DAA, and the Network Advertising Initiative, or NAI, and their international counterparts have self-regulatory guidelines to which we have agreed to adhere. Such legislation and regulation could cause us to incur unexpected compliance costs and adversely affect demand for our platform, or otherwise harm our business, results of operation and financial condition.

For instance, a wide variety of local, state, national and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer (including transfer across national boundaries) and other processing of data collected from or about consumers and devices. While we have not collected data that is traditionally considered personal data, such as an individual’s name, email address, address, phone numbers, social security numbers, or credit card numbers, we typically do collect and store IP addresses and other device identifiers (such as unique cookie identifiers and mobile app identifiers), which are or may be considered personal data in some jurisdictions or otherwise may be the subject of legislation or regulation. On October 27, 2016, the Federal Communications Commission adopted new privacy rules for broadband providers, which significantly broadened the definition of “sensitive information” to include geo-location information, web browsing history and app usage history. Use of such “sensitive information” by broadband providers or sharing of such data with third parties requires opt-in consent under the new rules. While these rules do not directly govern us, they are expected to impact how broadband providers collect and use customer data for advertising purposes. This may, in turn, limit our access to certain types of data and our ability to allow our clients to use that data.

Additionally, evolving definitions of what is considered personal data within the European Union and elsewhere may also impact us. On October 19, 2016, the Court of Justice of the European Union ruled that IP addresses in certain circumstances are “personal data” under current EU law, at least when such IP addresses are held by ISPs and other companies that have the ability to identify a user’s real-life identity. In addition, significant changes to the privacy regime in the European Union, such as the General Data Protection Regulation, anticipated to come into effect in May 2018, may cause us to change our business practices, require significant changes to our backend configuration, increase operating costs, or limit our ability to operate or expand our business.

We take commercially reasonable measures to protect the security of information that we collect, use and disclose in the operation of our business, and to offer privacy protections with respect to such information, including conducting third-party audits of our privacy practices and review our privacy policy. Such measures, however, may not always be effective and may not identify data security or privacy related risks or inadequate or inappropriate practices we have used or adopted.

Additionally, as the advertising industry evolves, and new ways of collecting, combining and using data are created, governments may enact legislation that could result in our having to re-design features or functions of our platform, therefore incurring unexpected compliance costs. For example, the Federal Trade Commission, or the FTC, has examined, and likely will continue to examine, the privacy issues that arise as marketers track consumers across several devices, otherwise known as cross-device tracking. The FTC may promulgate guidance regarding cross-device tracking, may encourage legislation governing these practices, and may use its enforcement powers under Section 5 of the Federal Trade Commission Act (which prohibits “unfair” and “deceptive” trade practices) to investigate companies engaging in cross-device tracking.

While we contractually prohibit our clients and inventory and data suppliers from supplying personally identifiable information or other sensitive information to our system, we may inadvertently receive such information, which may result in us breaching privacy-related legislation or regulations. Additionally, we have contractual obligations to indemnify and hold harmless some of our clients and suppliers for the costs or consequences of our failure to comply with privacy-related legislation and regulations, which may be triggered by such inadvertent ingestion of personally identifiable information in our platform.

In addition to government regulation, the DAA and NAI, and other privacy advocates and industry groups, may propose new and different self-regulatory standards that either legally or contractually apply to us. We also expect that there will continue to be new proposed laws and regulations concerning privacy, data protection and information security, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. Future laws, regulations, standards and other obligations, and changes in the interpretation and enforcement of existing laws, regulations, standards and other obligations, as well as increased enforcement by industry groups or data protection authorities, could require changes to our practices or impair our or our clients’ ability to collect, use or disclose information relating to consumers, which could decrease demand for our platform, increase our costs and impair our ability to maintain and grow our client base and increase our revenue. New laws, amendments to or re-interpretations of existing laws and regulations, industry standards, contractual obligations and other obligations may require us to incur additional costs and restrict our business operations. Because the interpretation and application of laws, contractual obligations and other obligations relating to privacy and data protection are still uncertain, it is possible that these laws and other obligations may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our platform. If so, in addition to the possibility of fines, lawsuits and other claims, we could be required to fundamentally change our business activities and practices or modify our products, which could have an adverse effect on our business. We may be unable to make such changes and modifications in a commercially reasonable manner or at all, and our ability to develop new products and features could be limited.

Data protection and privacy concerns are an important part of the programmatic advertising buying industry. Even the perception of privacy concerns, whether or not valid, may harm our reputation and inhibit use of our platform by current and future clients. For example, claims or adverse publicity could result from the perception of pharmaceuticals or medical advertisements targeting conditions. Our failure or perceived failure to comply with applicable laws and regulations could result in enforcement actions against us, including fines, imprisonment of our officers and public censure, claims for damages by consumers and other affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse impact on our business, financial condition and operating results.

If the use of “third-party cookies” is rejected by Internet users, restricted or otherwise subject to unfavorable regulation, our performance may decline and we may lose advertisers and revenue.

Internet advertising relies on the use of “cookies,” pixels and other similar technology, which are small text files placed on an Internet user’s computer. To provide our platform, we utilize “third-party cookies,” which are cookies owned and used by parties other than the owners of the website visited by the Internet user. Our cookies record non-personal information, such as when an Internet user views an ad, clicks on an ad or visits one of our advertiser’s websites through a browser while the cookie is active. We use cookies to help us achieve our advertisers’ campaign goals, to help us ensure that the same Internet user does not unintentionally see the same advertisement, to report aggregate information to our advertisers regarding the performance of their advertising campaigns and to detect and prevent fraudulent activity throughout our network of inventory. We also use data from cookies, which enable websites to collect information from users, to help our clients decide whether to bid on, and how to price, an opportunity to place an advertisement in a specific location, at a given time, in front of a particular Internet user. Without cookie data, our clients would bid on advertising without sufficient insight into activity that has taken place through an Internet user’s browser. Consequently, lack of cookie data may compromise the ability to determine which inventory to purchase for a specific campaign, and undermine the effectiveness of our platform.

Cookies may be deleted or blocked by Internet users who do not want information to be collected about them. The most commonly used Internet browsers—Chrome, Firefox, Internet Explorer and Safari—allow Internet users to modify their browser settings to prevent cookies from being accepted by their browsers. Additionally, the Safari browser currently blocks third-party cookies by default and the browser provider Mozilla, which publishes the Firefox browser, has announced its intent to block third-party cookies by default in future versions of its browser. In addition, Internet users can also delete cookies from their computers at any time. Some Internet users also download free or paid ad blocking software that prevents third-party cookies from being stored on a user’s computer. Additionally, the DAA, NAI and our company have certain opt-out mechanisms for users to opt out of the collection of their information via cookies. If more Internet users adopt these settings or delete their cookies more frequently than they currently do, or restrictions are imposed by advertisers and publishers, there are changes in technology or new developments in laws, regulations or industry standards around cookies, our business could be harmed.

In addition, in the EU, Directive 2009/136/EC, commonly referred to as the “Cookie Directive,” directs EU member states to ensure that accessing information on an Internet user’s computer, such as through a cookie, is allowed only if the Internet user has given his or her consent. In response, some member states have adopted and implemented, and may continue to adopt and implement, legislation that negatively impacts the use of cookies for online advertising. Limitations on the use or effectiveness of cookies, whether imposed by EU member state implementations of the Cookie Directive or otherwise, may impact the performance of our platform. We may be required to, or otherwise may determine that it is advisable to, develop or obtain additional tools and technologies to compensate for the lack of cookie data. We may not be able to develop, implement or acquire additional tools that compensate for the lack of cookie data. Moreover, even if we are able to do so, such additional tools may be subject to further regulation, time consuming to develop or costly to obtain, and less effective than our current use of cookies.

Potential “Do Not Track” standards or government regulation could limit our access to the user data that informs the advertising campaigns we run and, as a result, undermine the effectiveness of our platform.

As the use of cookies has received ongoing media attention over the past several years, some government regulators and privacy advocates have suggested creating a “Do Not Track” standard that would allow Internet users to express a preference, independent of cookie settings in their browser, not to have their online browsing activities tracked. Similar standards are being set at device-level so that activities on mobile devices, including browsing and app uses, are not tracked. The FTC has issued a staff report criticizing the advertising industry’s self-regulatory efforts as too slow and lacking adequate consumer protections, emphasizing a need for simplified notice, choice and transparency to the consumer regarding the collection, use and sharing of data, and suggested implementing a “Do Not Track” browser setting that allows consumers to choose whether or not to allow tracking of their online browsing activities. The major Internet browsers have implemented some version of a “Do Not Track” setting. Internet Explorer 10, for instance, includes a “Do Not Track” setting that is selected by default. The potential regulatory and self-regulatory landscape is inherently uncertain at this point in time, as there is no definition of tracking, no consensus regarding what message is conveyed by a “Do Not Track” setting and no industry standards regarding how to respond to a “Do Not Track” preference. The World Wide Web Consortium, or W3C, chartered a “Tracking Protection Working Group” in 2011 to convene a multi-stakeholder group of academics, thought leaders, companies, industry groups and consumer advocacy organizations, to create a voluntary “Do Not Track” standard for the World Wide Web. The group has yet to agree upon a standard and has considered disbanding due to uncertainty regarding the implementation of a “Do Not Track” standard. Despite the lack of consensus in this arena, the FTC has suggested that it will pursue legislation if the industry cannot agree upon a standard. If a “Do Not Track” browser setting is adopted by many Internet users or if a “Do Not Track” standard imposed by state or federal legislation, or agreed upon by standard setting groups, prohibits us from using non-personal data as we currently do, we may have to change our business practices, our clients may reduce their use of our platform, and our business, financial condition and operating results could be adversely affected.

Failure to comply with industry self-regulation could harm our brand, reputation and business.

We have committed to comply with the NAI’s Code of Conduct and the DAA’s Self-Regulatory Principles for Online Behavioral Advertising in the United States, as well as similar self-regulatory principles in Europe and Canada adopted by the local Digital Advertising Alliance. Our efforts to comply with these self-regulatory principles include offering Internet users notice and transparency when advertising is served to them based, in part, on browsing data recorded by cookies. We also offer Internet users the ability to opt out of receiving interest-based advertisements. If we make mistakes in our implementation of these principles, or if self-regulatory bodies expand these guidelines or government authorities issue different guidelines regarding Internet-based advertising, or our opt out mechanisms fail to work as designed, or if Internet users misunderstand our technology or our commitments with respect to these principles, we may, as a result, be subject to negative publicity, government investigation, government or private litigation, or investigation by self-regulatory bodies or other accountability groups. Any such action against us, or investigations, even if meritless, could be costly and time consuming, require us to change our business practices, cause us to divert management’s attention and our resources and be damaging to our brand, reputation and business.

Our failure to meet content and inventory standards and provide services that our advertisers and inventory suppliers trust, could harm our brand and reputation and negatively impact our business, financial condition and operating results.

We do not provide or control either the content of the advertisements we serve or that of the websites providing the inventory. Advertisers provide the advertising content and inventory suppliers provide the inventory. Both advertisers and inventory suppliers are concerned about being associated with content they consider inappropriate, competitive or inconsistent with their brands, or illegal and they are hesitant to spend money without guaranteed brand security. Additionally, advertisers may seek to display advertising campaigns in jurisdictions that do not permit such advertising (for example, pharmaceutical advertising is not permitted in many countries). Consequently, our reputation depends in part on providing services that our advertisers and inventory suppliers trust, and we have contractual obligations to meet content and inventory standards. We contractually prohibit the misuse of our platform by agencies (and their advertiser clients) and inventory suppliers. Additionally, we use our proprietary technology and third-party services to, and we participate in industry co-ops that work to, detect malware and other content issues as well as click fraud (whether by humans or software known as “bots”) and to block fraudulent inventory, including “tool bar” inventory, which is inventory that appears within an application and displaces any advertising that would otherwise be displayed on the website. Despite such efforts, our clients may inadvertently purchase inventory that proves to be unacceptable for their campaigns, in which case, we may not be able to recoup the amounts paid to inventory suppliers. Preventing and combating fraud is an industry-wide issue that requires constant vigilance, and we cannot guarantee that we will be fully successful in doing so. There are other means we could use, such as human review of content we serve, that some of our competitors undertake, but because our platform is self-service, and because such means are cost-intensive, we do not utilize all means available to decrease this risk. We may provide access to inventory that is objectionable to our advertisers or we may serve advertising that contains malware or objectionable content to our inventory suppliers, which could harm our or our clients’ brand and reputation, and negatively impact our business, financial condition and operating results.

If we fail to offer sufficient client training and support, our business and reputation would suffer.

Because we offer a self-serve platform, client training and support is important for the successful marketing and continued use of our platform and for maintaining and increasing spend through our platform from existing and new clients. Providing this training and support requires that our platform operations personnel have specific domain knowledge and expertise, making it more difficult for us to hire qualified personnel and to scale up our support operations due to the extensive training required. The importance of high-quality client service will increase as we expand our business and pursue new clients. If we are not responsive and proactive regarding our clients’ advertising needs, or do not provide effective support for our clients’ advertising campaigns, our ability to retain our existing clients would suffer and our reputation with existing or potential clients would be harmed, which would negatively impact our business.

If the non-proprietary technology, software, products and services that we use are unavailable, have future terms we cannot agree to, or do not perform as we expect, our business, financial condition and operating results could be harmed.

We depend on various technology, software, products and services from third parties or available as open source, including for critical features and functionality of our platform, data centers and API technology, payment processing, payroll and other professional services. For example, in order for clients to target ads in ways they desire and otherwise optimize and verify campaigns, our platform must have access to data regarding Internet user behavior and reports with demographic information regarding Internet users. Identifying, negotiating, complying with and integrating with third-party terms and technology are complex, costly and time-consuming matters. Failure by third-party providers to maintain, support or secure their technology either generally or for our accounts specifically, or downtime, errors or defects in their products or services, could materially and adversely impact our platform, our administrative obligations or other areas of our business. Having to replace any third-party providers or their technology, products or services could result in outages or difficulties in our ability to provide our services. For example, we rely upon third-party co-location providers for our data centers, and we are dependent on these third parties to provide continuous power, cooling, Internet connectivity and physical and technological security for our servers. In the event that these third-party providers experience any interruption in operations or cease business for any reason, or if we are unable to agree on satisfactory terms for continued hosting relationships, we would be forced to enter into a relationship with other service providers or assume some hosting responsibilities ourselves. In addition, even a disruption as brief as a few minutes could have a negative impact on marketplace activities and could therefore result in a loss of revenue. If we are unsuccessful in establishing or maintaining our relationships with our third-party providers or otherwise need to replace them, internal resources may need to be diverted and our business, financial condition and operating results could be harmed.

We face potential liability and harm to our business based on the human factor of inputting information into our platform.

Campaigns are set up using several variables available to our clients on our platform. While our platform includes several checks and balances, it is possible for human error to result in significant over-spending. The system requires a daily cap at the ad group level. We also provide for the client to input daily and overall caps at the advertising inventory campaign level at their discretion. Additionally, we set a credit limit for each user so that they cannot spend beyond the level of credit risk we are willing to accept. Despite these protections, the ability for overspend exists. For example, campaigns which last for a period of time can be set to pace evenly or as quickly as possible. If a client with a high credit limit enters into the wrong daily cap with a campaign set to a rapid pace, it is possible for a campaign to accidently go significantly over budget. While our client contracts state that clients are responsible for media purchased through our platform, we are ultimately responsible for paying the inventory providers and we may be unable to collect for such issues.

International expansion subjects us to additional costs and risks that can adversely affect our business, financial condition and operating results.

International expansion subjects us to many challenges associated with supporting a rapidly growing business across a multitude of cultures, customs, monetary, legal and regulatory systems and commercial infrastructures. We have a limited operating history outside of the United States, and our ability to manage our business and conduct our operations internationally requires considerable attention and resources.

We currently have sales personnel in countries within Europe, Asia, and Australia, and we anticipate expanding our international operations in the future, including in China and potentially other countries that score unfavorably on the Corruption Perceptions Index, or CPI, of the Transparency International. Our sales organization outside the United States is substantially smaller than our sales organization in the United States. To the extent we are unable to effectively engage with non-U.S. advertising agencies or international divisions of U.S. agencies due to our limited sales force capacity, we may be unable to effectively grow in international markets.

Approximately 9% of our gross spend in 2016 was derived from outside of the United States. Our international operations subject us to a variety of additional risks, including:

•	increased management, travel, infrastructure and legal compliance costs associated with having multiple international operations;

•	long payment cycles;

•	potential complications in enforcing contracts and collections;

•	increased financial accounting and reporting burdens and complexities;

•	concerns regarding negative, unstable or changing economic conditions in the countries and regions where we operate;

•	increased administrative costs and risks associated with compliance with local laws and regulations, including relating to privacy and data security;

•	regulatory and legal compliance, including with anti-bribery laws, import and export control laws, economic sanctions and other regulatory limitations or obligations on our operations;

•	heightened risks of unfair or corrupt business practices and of improper or fraudulent sales arrangements;

•	difficulties in invoicing and collecting in foreign currencies and associated foreign currency exposure;

•	difficulties in repatriating or transferring funds from or converting currencies;

•	administrative difficulties, costs and expenses related to various local languages, cultures and political nuances;

•	varied labor and employment laws, including those relating to termination of employees;

•	reduced protection for intellectual property rights in some countries and practical difficulties of enforcing rights abroad; and

•	compliance with the laws of numerous foreign taxing jurisdictions, including withholding obligations, and overlapping of different tax regimes.

We may incur significant operating expenses as a result of our international expansion, and it may not be successful. Our international business also subjects us to the impact of global and regional recessions and economic and political instability, differing regulatory requirements, costs and difficulties in managing a distributed workforce, potentially adverse tax consequences in the United States and abroad and restrictions on the repatriation of funds to the United States. In addition, advertising markets outside of the United States are not as developed as those within the United States, and we may be unable to grow our business sufficiently. Our failure to manage these risks and challenges successfully could materially and adversely affect our business, financial condition and operating results.

Exposure to foreign currency exchange rate fluctuations could negatively impact our operating results.

While the majority of the transactions through our platform are denominated in U.S. dollars, we have transacted in foreign currencies for both inventory and for payments by clients from use of our platform, including the Canadian dollar, British Pound, the Euro, Singapore Dollar, Indonesian Rupiah, Japanese Yen and Australian Dollar. Given our anticipated international growth, we expect the number of transactions in foreign currencies to continue to grow in the future. While we do require a fee from our clients that pay in non-U.S. currency, this fee may not always cover foreign currency exchange rate fluctuations. We currently have a program to hedge exposure to foreign currency fluctuations. However, the use of hedging instruments may not be available for all currencies, or may not always offset losses resulting from foreign currency exchange rate fluctuations. Moreover, the use of hedging instruments can itself result in losses if we are unable to structure effective hedges with such instruments.

Future acquisitions, strategic investments or alliances could disrupt our business and harm our business, financial condition and operating results.

We may in the future explore potential acquisitions of companies or technologies, strategic investments, or alliances to strengthen our business. However, we have limited experience in acquiring and integrating businesses, products and technologies. Even if we identify an appropriate acquisition candidate, we may not be successful in negotiating the terms or financing of the acquisition, and our due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business, product or technology, including issues related to intellectual property, product quality or architecture, regulatory compliance practices, revenue recognition or other accounting practices or employee or client issues. Acquisitions involve numerous risks, any of which could harm our business, including:

•	regulatory hurdles;

•	anticipated benefits may not materialize;

•	diversion of management time and focus from operating our business to addressing acquisition integration challenges;

•	retention of employees from the acquired company;

•	cultural challenges associated with integrating employees from the acquired company into our organization;

•	integration of the acquired company’s accounting, management information, human resources and other administrative systems;

•	the need to implement or improve controls, procedures and policies at a business that prior to the acquisition may have lacked effective controls, procedures and policies;

•	coordination of product development and sales and marketing functions;

•

liability for activities of the acquired company before the acquisition, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities; and

•	litigation or other claims in connection with the acquired company, including claims from terminated employees, users, former stockholders or other third parties.

Failure to appropriately mitigate these risks or other issues related to such strategic investments and acquisitions could result in reducing or completely eliminating any anticipated benefits of transactions, and harm our business generally. Future acquisitions could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, amortization expenses or the impairment of goodwill, any of which could harm our business, financial condition and operating results.

We may not be able to secure additional financing on favorable terms, or at all, to meet our future capital needs, which may in turn impair our growth.

We intend to continue to grow our business, which will require additional capital to develop new features or enhance our platform, improve our operating infrastructure, finance working capital requirements or acquire complementary businesses and technologies. Accordingly, we may need to engage in additional equity or debt financings to secure additional capital. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing that we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. If we are unable to secure additional funding on favorable terms, or at all, when we require it, our ability to continue to grow our business to react to market conditions could be impaired and our business may be harmed.

Our credit facility contains operating and financial covenants that restrict our business and financing activities.

Our credit facility contains restrictions that limit our flexibility in operating our business. In March 2016, we entered into a loan and security agreement with a syndicate led by Citibank, N.A., which we refer to as our credit facility. In May 2017, terms of our credit facility were amended and restated, and subject to certain customary conditions, we now have access to borrow up to $200.0 million aggregate principal amount of revolver borrowings. The amount of borrowing availability under our credit facility is based on our accounts receivable balance, reduced by certain reserves. As of March 31, 2017, the outstanding principal balance under our credit facility was $25.8 million. Our credit facility also contains various covenants that limit our ability to engage in specified types of transactions. Subject to limited exceptions, these covenants limit our ability to, among other things:

•	restrict our ability to sell assets or make changes to the nature of our business;

•	engage in mergers or acquisitions;

•	incur, assume or permit to exist additional indebtedness and guarantees;

•	make restricted payments, including paying dividends on, repurchasing, redeeming or making distributions with respect to our capital stock;

•	make specified investments;

•	engage in transactions with our affiliates; and

•	make payments in respect of subordinated debt.

In addition, our credit facility contains a fixed charge coverage ratio which, if our excess availability under the credit facility is less than the greater of (1) $15.0 million and (2) 12.5% of the lesser of (a) the borrowing base then in effect and (b) the commitments under the credit facility then in effect, requires us to maintain a certain ratio of our earnings to principal and interest payable under the credit facility in a given period. Our obligations under the credit facility are collateralized by a pledge of substantially all of our assets, including accounts receivable, deposit accounts, intellectual property, investment property and equipment. The covenants in our credit facility may limit our ability to take actions and, in the event that we breach one or more covenants, our lenders may choose to declare an event of default and require that we immediately repay all amounts outstanding, terminate the commitment to extend further credit and foreclose on the collateral granted to them to collateralize such indebtedness, which includes our intellectual property. In addition, if we fail to meet the required covenants, we will not have access to further draw-downs under the credit facility.

Our future success depends on the continuing efforts of our key employees, including Jeff T. Green and David R. Pickles, and our ability to attract, hire, retain and motivate highly skilled employees in the future.

Our future success depends on the continuing efforts of our executive officers and other key employees, including our two founders, Jeff T. Green, our chief executive officer, and David R. Pickles, our chief technology officer. We rely on the leadership, knowledge and experience that our executive officers provide. They foster our corporate culture, which has been instrumental to our ability to attract and retain new talent. We also rely on employees in our product development, support and sales teams to attract and keep key clients.

The market for talent in our key areas of operations, including California, is intensely competitive, which could increase our costs to attract and retain talented employees. As a result, we may incur significant costs to attract and retain employees, including significant expenditures related to salaries and benefits and compensation expenses related to equity awards, and we may lose new employees to our competitors or other companies before we realize the benefit of our investment in recruiting and training them. New employees often require significant training and, in many cases, take significant time before they achieve full productivity. Our account managers, for instance, need to be trained quickly on the features of our platform since failure to offer high-quality support may adversely affect our relationships with our clients. Technology companies like ours compete to attract the best talent. Additionally, we have little experience with recruiting in geographies outside of the United States, and may face additional challenges in attracting and retaining international employees.

Employee turnover, including changes in our management team, could disrupt our business. None of our founders or other key employees has an employment agreement for a specific term, and any of our employees may terminate his or her employment with us at any time. The loss of one or more of our executive officers, especially our two founders, or our inability to attract and retain highly skilled employees could have an adverse effect on our business, financial condition and operating results.

Our management team has limited experience managing a public company.

We became a public company in September 2016. Most members of our management team have limited or no experience managing a publicly-traded company, interacting with public company investors, and complying with the increasingly complex laws, rules and regulations that govern public companies. As a public company, we are now subject to significant obligations relating to reporting, procedures and internal controls, and our management team may not successfully or efficiently manage such obligations. These new obligations and scrutiny will require significant attention from our management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and operating results.

If we do not effectively grow and train our sales and support teams, we may be unable to add new clients or increase sales to our existing clients and our business will be adversely affected.

We are substantially dependent on our sales and support teams to obtain new clients and to increase spend by our existing clients. We believe that there is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve revenue growth will depend, in large part, on our success in recruiting, training, integrating and retaining sufficient numbers of sales personnel to support our growth. Due to the complexity of our platform, new hires require significant training and it may take significant time before they achieve full productivity. Our recent and planned hires may not become productive as quickly as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business. If we are unable to hire and train sufficient numbers of effective sales personnel, or the sales personnel are not successful in obtaining new clients or increasing our existing clients’ spend with us, our business will be adversely affected.

Our corporate culture has contributed to our success and, if we are unable to maintain it as we grow, our business, operating results and financial condition could be harmed.

We have experienced and may continue to experience rapid expansion of our employee ranks. We believe our corporate culture has been a key element of our success. However, as our organization grows, it may be difficult to maintain our culture, which could reduce our ability to innovate and operate effectively. The failure to maintain the key aspects of our culture as our organization grows could result in decreased employee satisfaction, increased difficulty in attracting top talent, increased turnover and could compromise the quality of our client service, all of which are important to our success and to the effective execution of our business strategy. In the event we are unable to maintain our corporate culture as we grow to scale, our business, operating results and financial condition could be harmed.

Our proprietary rights may be difficult to enforce, which could enable others to copy or use aspects of our technology without compensating us, thereby eroding our competitive advantages and harming our business.

We rely upon a combination of trade secrets, third-party confidentiality and non-disclosure agreements, additional contractual restrictions on disclosure and use, and trademark, copyright and other intellectual property laws to establish and protect our proprietary rights. These laws, procedures and restrictions provide only limited protection. We currently have “The Trade Desk, Inc.” registered as a trademark or pending registration in the United States and certain foreign countries. We also rely on copyright laws to protect computer programs related to our platform and our proprietary technologies, although to date we have not registered for statutory copyright protection. We have registered numerous Internet domain names in the United States related to our business in order to protect our proprietary interests. We endeavor to enter into agreements with our employees and contractors in order to limit access to and disclosure of our proprietary information, as well as to clarify rights to intellectual property associated with our business. Protecting our intellectual property is a challenge, especially after our employees or our contractors end their relationship with us, and, in some cases, decide to work for our competitors. Our contracts with our employees and contractors that relate to intellectual property issues generally restrict the use of our confidential information solely in connection with our services, and strictly prohibit reverse-engineering. However, reverse engineering our software or the theft or misuse of our proprietary information could occur by employees or contractors who have access to our technology. Enforceability of the non-compete agreements that we have in place is not guaranteed, and contractual restrictions could be breached without discovery or adequate remedies.

Policing unauthorized use of our technology is difficult. In addition, the laws of some foreign countries may not be as protective of intellectual property rights as those of the United States, and mechanisms for enforcement of our proprietary rights in such countries may be inadequate. If we are unable to protect our proprietary rights (including in particular, the proprietary aspects of our platform) we may find ourselves at a competitive disadvantage to others who have not incurred the same level of expense, time and effort to create and protect their intellectual property.

We may be sued by third parties for alleged infringement of their proprietary rights, which would result in additional expense and potential damages.

There is significant patent and other intellectual property development activity in the digital advertising industry. Third-party intellectual property rights may cover significant aspects of our technologies or business methods or block us from expanding our offerings. Our success depends on the continual development of our platform. From time to time, we may receive claims from third parties that our platform and underlying technology infringe or violate such third parties’ intellectual property rights. To the extent we gain greater public recognition, we may face a higher risk of being the subject of intellectual property claims. The cost of defending against such claims, whether or not the claims have merit, is significant, regardless of whether we are successful in our defense, and could divert the attention of management, technical personnel and other employees from our business operations. Litigation regarding intellectual property rights is inherently uncertain due to the complex issues involved, and we may not be successful in defending ourselves in such matters. Additionally, we may be obligated to indemnify our clients or inventory and data suppliers in connection with any such litigation. If we are found to infringe these rights, we could potentially be required to cease utilizing portions of our platform. We may also be required to develop alternative non-infringing technology, which could require significant time and expense. Alternatively, we could be required to pay royalty payments, either as a one-time fee or ongoing, as well as damages for past use that was deemed to be infringing. If we cannot license or develop technology for any allegedly infringing aspect of our business, we would be forced to limit our service and may be unable to compete effectively. Any of these results could harm our business.

We face potential liability and harm to our business based on the nature of our business and the content on our platform.

Advertising often results in litigation relating to copyright or trademark infringement, public performance royalties or other claims based on the nature and content of advertising that is distributed through our platform. Though we contractually require agencies to represent to us that they have the rights necessary to serve advertisements through our platform, we do not independently verify whether we are permitted to deliver, or review the content of, such advertisements. If any of these representations are untrue, we may be exposed to potential liability and our reputation may be damaged. While our clients are typically obligated to indemnify us, such indemnification may not fully cover us, or we may not be able to collect. In addition to settlement costs, we may be responsible for our own litigations costs, which can be extensive.

We are subject to anti-bribery, anti-corruption and similar laws and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.

We are subject to anti-bribery and similar laws, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the USA PATRIOT Act, U.S. Travel Act, the U.K. Bribery Act 2010 and Proceeds of Crime Act 2002, and possibly other anti-corruption, anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption laws have been enforced with great rigor in recent years and are interpreted broadly and prohibit companies and their employees and their agents from making or offering improper payments or other benefits to government officials and others in the private sector. As we increase our international sales and business, particularly in countries with a low score on the CPI by Transparency International, and increase our use of third parties such as sales agents, distributors, resellers or consultants, our risks under these laws will increase. We adopt appropriate policies and procedures and conduct training, but cannot guarantee that improprieties will not occur. Noncompliance with these laws could subject us to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with specified persons, the loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. Any investigations, actions and/or sanctions could have a material negative impact on our business, operating results and financial condition.

We are subject to governmental economic sanctions requirements and export and import controls that could impair our ability to compete in international markets or subject us to liability if we are not in compliance with applicable laws.

As a U.S. company, we are subject to U.S. export control and economic sanctions laws and regulations, and we are required to export our technology and services in compliance with those laws and regulations, including the U.S. Export Administration Regulations and economic embargo and trade sanction programs administered by the Treasury Department’s Office of Foreign Assets Control. U.S. economic sanctions and export control laws and regulations prohibit the shipment of specified products and services to countries, governments and persons targeted by U.S. sanctions. While we are currently taking precautions to prevent doing any business, directly or indirectly, with countries, governments and persons targeted by U.S. sanctions and to ensure that our technology and services are not exported or used by countries, governments and persons targeted by U.S. sanctions, such measures may be circumvented. There can be no assurance that we will be in compliance with U.S. export control or economic sanctions laws and regulations in the future. Any such violation could result in significant criminal or civil fines, penalties or other sanctions and repercussions, including reputational harm that could materially adversely impact our business.

Furthermore, if we export our technology, the exports may require authorizations, including a license, a license exception or other appropriate government authorization. Complying with export control and sanctions regulations may be time-consuming and may result in the delay or loss of opportunities.

In addition, various countries regulate the import of encryption technology, including the imposition of import permitting and licensing requirements, and have enacted laws that could limit our ability to offer our platform or could limit our clients’ ability to use our platform in those countries. Changes in our platform or future changes in export and import regulations may create delays in the introduction of our platform in international markets or prevent our clients with international operations from deploying our platform globally. Any change in export or import regulations, economic sanctions or related legislation, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our platform by, or in our decreased ability to export our technology and services to, existing or potential clients with international operations. Any decreased use of our platform or limitation on our ability to export our platform would likely adversely affect our business operations and financial results.

The market growth forecasts included in this prospectus may prove to be inaccurate and, even if the market in which we compete achieves forecasted growth, we cannot assure you our business will grow at similar rates, if at all.

Market growth forecasts are subject to significant uncertainty and are based on assumptions and estimates which may not prove to be accurate. The forecasts in this prospectus relating to expected growth in the digital advertising and real-time buying markets may prove to be inaccurate. Even if these markets experience the forecasted growth, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties.

Our tax liabilities may be greater than anticipated.

The U.S. and non-U.S. tax laws applicable to our business activities are subject to interpretation. We are subject to audit by the Internal Revenue Service and by taxing authorities of the state, local and foreign jurisdictions in which we operate. Our tax obligations are based in part on our corporate operating structure, including the manner in which we develop, value, and use our intellectual property, the jurisdictions in which we operate, how tax authorities assess revenue-based taxes such as sales and use taxes, the scope of our international operations and the value we ascribe to our intercompany transactions. Taxing authorities may and have challenged our tax positions and methodologies for valuing developed technology or intercompany arrangements, as well as our positions regarding the collection of sales and use taxes and the jurisdictions in which we are subject to taxes, which could expose us to additional taxes. Specifically, the New York Department of Taxation and Finance has asserted in connection with an ongoing examination that the services we provide constitute sales of tangible personal property for which sales tax should be imposed. We strongly disagree with this assertion. We will vigorously defend our position, however, any adverse outcomes of such challenges to our tax positions (or other challenges to our tax position) could result in additional taxes for prior periods, interest and penalties, as well as higher future taxes. In addition, our future tax expense could increase as a result of changes in tax laws, regulations or accounting principles, or as a result of earning income in jurisdictions that have higher tax rates. An increase in our tax expense could have a negative effect on our financial position and results of operations. Moreover, the determination of our provision for income taxes and other tax liabilities requires significant estimates and judgment by management, and the tax treatment of certain transactions is uncertain. Although we believe we will make reasonable estimates and judgments, the ultimate outcome of any particular issue may differ from the amounts previously recorded in our financial statements and any such occurrence could materially affect our financial position and results of operations.

Risks Related to this Offering and Ownership of Our Class A Common Stock

The market price of our Class A common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above your purchase price.

The market price of our stock and of equity securities of technology companies has historically experienced high levels of volatility. If you purchase shares of our Class A common stock, you may not be able to resell those shares at or above your purchase price. The market price of our Class A common stock has fluctuated and may fluctuate significantly in response to numerous factors, some of which are beyond our control and may not be related to our operating performance, including:

•	announcements of new offerings, products, services or technologies, commercial relationships, acquisitions or other events by us or our competitors;

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of technology companies in general and of companies in the digital advertising industry in particular;

•	fluctuations in the trading volume of our shares or the size of our public float;

•	actual or anticipated changes or fluctuations in our operating results;

•	whether our operating results meet the expectations of securities analysts or investors;

•	actual or anticipated changes in the expectations of investors or securities analysts;

•	litigation involving us, our industry, or both;

•	regulatory developments in the United States, foreign countries, or both;

•	general economic conditions and trends;

•	major catastrophic events;

•	lock-up releases or sales of large blocks of our common stock;

•	departures of key employees; or

•	an adverse impact on the company from any of the other risks cited herein.

In addition, if the stock market for technology companies, or the stock market generally, experiences a loss of investor confidence, the trading price of our Class A common stock could decline for reasons unrelated to our business, operating results or financial condition. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. The trading price of our Class A common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Sales of substantial blocks of our common stock into the public market after this offering, including when “lock-up” or “market standoff” periods in connection with this offering end, or the perception that such sales might occur, could cause the market price of our common stock to decline.

Sales of substantial blocks of our common stock into the public market after this offering, including when “lock-up” or “market standoff” periods in connection with this offering end, or the perception that such sales might occur, could cause the market price of our Class A common stock to decline and may make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate. As of March 31, 2017, we have 21,398,903 shares of Class A common stock and 18,389,089 shares of Class B common stock outstanding. Upon completion of this offering, all the shares of Class A common stock sold in this offering will be, freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our “affiliates” as defined in Rule 144 under the Securities Act.

We, all of our directors and officers and the selling stockholders have agreed to similar restrictions in connection with this offering for a period of 60 days following the date of this prospectus. When the applicable lock-up periods expire, we, our directors and officers and locked-up stockholders will be able to sell shares into the public market.

Citigroup may, in its sole discretion, permit our directors and officers and locked-up stockholders to sell shares prior to the expiration of the restrictive provisions contained in the “lock-up” agreements with the underwriters. In addition, we may, in our sole discretion, permit our employees and current stockholders who are subject to market standoff agreements or arrangements with us and who are not subject to a lock-up agreement with the underwriters to sell shares prior to the expiration of the restrictive provisions contained in those market standoff agreements or arrangements.

Based on shares outstanding as of March 31, 2017, holders of up to approximately 10,446,670 shares, or 26%, of our common stock, will have rights to require us to file registration statements covering the sale of such shares or to include such shares in registration statements that we may file for ourselves or other stockholders. We have also registered the offer and sale of all shares of common stock that we may issue under our equity compensation plans.

The market price of our Class A common stock could decline as a result of the sale of substantial blocks of our common stock into the public market after this offering, or the perception that such sales might occur.

Insiders have substantial control over our company, including as a result of the dual class structure of our common stock, which could limit your ability to influence the outcome of key decisions, including a change of control.

Our Class B common stock has ten votes per share, and our Class A common stock, which is the stock offered in this offering, has one vote per share. Stockholders who hold shares of Class B common stock, including our executive officers, employees, and directors and their affiliates, together hold approximately 85% of the voting power of our outstanding capital stock following this offering (assuming no exercise of the underwriters’ option to purchase additional shares) based on the number of shares outstanding as of March 31, 2017. Because of the ten-to-one voting ratio between our Class B and Class A common stock, the holders of our Class B common stock collectively continue to control a majority of the combined voting power of our common stock and therefore are able to control all matters submitted to our stockholders for approval so long as the shares of Class B common stock represent at least 9.1% of all outstanding shares of our Class A and Class B common stock. This concentrated control limits or precludes your ability to influence corporate matters for the foreseeable future. These stockholders are able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. Their interests may differ from yours and they may vote in a manner that is adverse to your interests. This ownership concentration may deter, delay or prevent a change of control of our company, deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and may ultimately affect the market price of our common stock.

The sale of shares in this offering and future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as transfers effected for estate planning or charitable purposes. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. For a description of our dual class structure, see the section captioned “Description of Capital Stock—Anti-Takeover Provisions—Dual Class Common Stock.”

The requirements of being a public company may strain our resources, divert our management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we are subject to the reporting requirements of the Exchange Act, and are required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of NASDAQ, and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. Among other things, the Exchange Act requires that we file annual, quarterly and current reports with respect to our business and operating results and maintain effective disclosure controls and procedures and internal controls over financial reporting. Significant resources and management oversight are required to maintain and, if required, improve our disclosure controls and procedures and internal controls over financial reporting to meet this standard. As a result, management’s attention may be diverted from other business concerns, which could harm our business and operating results. Although we have already hired additional employees to comply with these requirements, we may need to hire even more employees in the future, which will increase our costs and expenses.

We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we are required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our annual report on Form 10-K for the year ending December 31, 2017. Our independent registered public accounting firm is not required to audit the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company,” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. Based on the trading price of our common stock and the holdings of our non-affiliate stockholders as of the date of this prospectus, we expect to lose emerging growth company status at the end of 2017.

Being a public company may make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of exemptions from various requirements that are applicable to public companies that are not “emerging growth companies,” including not being required to comply with the independent auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions for so long as we are an “emerging growth company,” which could be as long as five full fiscal years following the completion of our IPO. Investors may find our common stock less attractive because we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile and may decline.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. However, we chose to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates adoption of such standards is required for non-emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Our charter documents and Delaware law could discourage takeover attempts and other corporate governance changes.

Our certificate of incorporation and bylaws contain provisions that could delay or prevent a change in control of our company. These provisions could also make it difficult for stockholders to elect directors that are not nominated by the current members of our board of directors or take other corporate actions, including effecting changes in our management. These provisions include the following provisions:

•	permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships;

•	provide that our board of directors will be classified into three classes with staggered, three year terms and that directors may only be removed for cause;

•	require super-majority voting to amend certain provisions in our certificate of incorporation and bylaws;

•	authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•	eliminate the ability of our stockholders to call special meetings of stockholders;

•	specify that special meetings of our stockholders can be called only by our board of directors, the chairman of our board of directors, or our chief executive officer;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter or repeal our bylaws;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	prohibit cumulative voting in the election of directors;

•	restrict the forum for certain litigation against us to Delaware;

•	permit our board of directors to alter our bylaws without obtaining stockholder approval;

•	reflect the dual class structure of our common stock, as discussed above; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a period of time.

Our certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between us and our stockholders, which limits our stockholders’ ability to choose other forums for disputes with us or our directors, officers or employees.

Our certificate of incorporation provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty by any of our directors, officers, employees or our stockholders owed to us or our stockholders; (3) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws, or as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware; or (4) any action asserting a claim governed by the internal affairs doctrine. This choice of forum provision may limit a stockholder’s ability to bring a claim in other judicial forums for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees in jurisdictions other than Delaware. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect our business, financial condition or results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and documents incorporated by reference herein contain forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our future financial and operating results;

•	our ability to maintain an adequate rate of revenue growth;

•	our business plan and our ability to effectively manage our growth and associated investments;

•	our ability to attract and retain advertisers and advertising agencies;

•	our ability to further penetrate our existing client base;

•	our ability to maintain a consistent supply of quality advertising inventory;

•	our ability to maintain our competitive technological advantages against competitors in our industry;

•	our expectations concerning the advertising industry and, in particular, the market for programmatic ad purchasing;

•	our ability to timely and effectively adapt our existing technology and to maintain and increase the reliability, integrity, redundancy and security of our platform;

•	our ability to introduce new offerings and bring them to market in a timely manner;

•	our lengthy sales cycle and payment related risks;

•	our ability to maintain, protect and enhance our brand and intellectual property;

•	our ability to continue to expand internationally;

•	the effects of increased competition in our market and our ability to compete effectively;

•	costs associated with defending intellectual property infringement and other claims;

•	our expectations concerning relationships with third parties;

•	our ability to attract and retain qualified employees and key personnel while maintaining our corporate culture;

•	future acquisitions of or investments in complementary companies or technologies;

•	the effects of seasonal trends on, and fluctuations in, our results of operations; and

•	our ability to comply with evolving legal and industry standards and regulations, particularly concerning data protection and consumer privacy.

We have based the forward-looking statements included or incorporated by reference in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, prospects, business strategy and financial needs. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, assumptions and other factors described in the section captioned “Risk Factors” and elsewhere in this prospectus or documents incorporated by reference herein. These risks are not exhaustive. Other sections of this prospectus or documents incorporated by reference herein include additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus and documents incorporated by reference herein. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus and documents incorporated by reference herein and exhibits filed with the registration statement of which this prospectus forms a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements made in this prospectus and documents incorporated by reference in this prospectus relate only to events as of the date on which such statements are made. We undertake no obligation to update any forward-looking statements after the date of this prospectus or to conform such statements to actual results or revised expectations, except as required by law.

MARKET, INDUSTRY AND OTHER DATA

Unless otherwise indicated, information contained in this prospectus or incorporated by reference herein concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on reports and press releases from various sources, including those set forth below, assumptions that we have made based on such data and our knowledge of the market for our platform. Because this information involves a number of assumptions and limitations, you are cautioned not to give undue weight to such information. The content of the below sources, except to the extent specifically set forth in this prospectus or incorporated by reference herein, does not constitute a portion of this prospectus and is not incorporated herein.

•	Magna Global, Magna Advertising Forecasts Winter Update (December 2016).

•	IDC, Worldwide New Media Market Model, 4Q16: Worldwide and U.S. Data (January 2017).

•	IDC, Programmatic TV Advertising: Bigger than RTB by 2019, sponsored by us (August 2015).

In addition, projections, assumptions, and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section captioned “Risk Factors” and elsewhere in this prospectus or incorporated by reference in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders.

MARKET PRICE OF CLASS A COMMON STOCK

Our Class A common stock began trading on the NASDAQ Global Market on September 21, 2016 under the symbol “TTD”. Prior to this date, there was no public trading market for our Class A common stock. There is no public trading market for our Class B common stock. The following table sets forth, for the indicated periods, the intraday high and low sales prices per share of our Class A common stock as reported on the NASDAQ Global Market.

	High	Low
Third Quarter 2016 (commencing September 21, 2016)	$33.40	$26.84
Fourth Quarter 2016	$31.43	$22.00
First Quarter 2017	$46.21	$26.40
Second Quarter 2017 (through May 23, 2017)	$54.50	$35.04

Holders of Record

As of March 31, 2017, there were approximately 26 holders of record of our Class A common stock and 124 holders of record of our Class B common stock. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders also does not include stockholders whose shares may be held in trust by other entities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings for use in the operation of our business and do not intend to declare or pay any cash dividends in the foreseeable future. Any further determination to pay dividends on our capital stock will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors considers relevant. In addition, the terms of our credit facility contains restrictions on our ability to pay dividends. For further information regarding our credit facility, see Item 2 “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Revolving Credit Facility” in our First Quarter 10-Q incorporated by reference herein and Note 11 to the Condensed Consolidated Financial Statements contained in Item 1 in our First Quarter 10-Q incorporated by reference herein.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements and indemnification arrangements, discussed, when required, elsewhere in this prospectus and in the documents incorporated by reference herein, the following is a description of transactions since January 1, 2014, to which we have been a party, in which the amount involved exceeds or will exceed $120,000 and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

Sales and Purchases of Securities

Series B Convertible Preferred Stock Financing

Between February and May 2014, we issued 8,371,030 shares of Series B convertible preferred stock at a price per share of $2.43 for aggregate gross consideration of $20.3 million. All shares of Series B convertible preferred stock automatically converted into shares of Class B common stock on a one for one-third basis. The table below sets forth the number of shares of Series B convertible preferred stock sold to our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member thereof:

Name	Number of Shares of Series B Convertible Preferred Stock	Purchase Price
Highwind S.a.r.l.(1)	6,993,000	$16,999,983
IA Venture Strategies Fund I, LP(2)	1,234,060	3,000,000

(1)	As of March 31, 2017, Highwind S.a.r.l. is the holder of more than 5% of our capital stock. Juan N. Villalonga, one of our directors, has been designated to our board of directors by Highwind S.a.r.l.

(2)

As of March 31, 2017, IA Venture Strategies Fund I, LP is the holder of more than 5% of our capital stock. Roger Ehrenberg, one of our directors, is the founder and managing partner of IA Ventures, an entity affiliated with IA Venture Strategies Fund I, LP., which has voting and dispositive power over the shares held by IA Venture Strategies Fund I, LP, and was designated to our board of directors by IA Venture Strategies Fund I, LP (together with its affiliated entities).

Series C Convertible Preferred Stock Financing

In February 2016, we issued 11,500,587 shares of Series C convertible preferred stock at a price per share of $5.22 for aggregate gross consideration of $60.0 million. All shares of our outstanding Series C convertible preferred stock automatically converted into an aggregate 3,833,528 shares of Class B common stock on a one for one-third basis. The table below sets forth the number of shares of Series C convertible preferred stock sold to our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member thereof:

Name	Number of Shares of Series C Convertible Preferred Stock	Purchase Price
Entities affiliated with Wellington Management(1)	11,500,587	$60,000,000

(1)

Consists of (a) 17,091 shares of Series C convertible preferred stock purchased by Global Multi-Strategy Fund, (b) 9,583,823 shares of Series C convertible preferred stock purchased by Hadley Harbor Master Investors (Cayman) L.P., (c) 42,279 shares of Series C convertible preferred stock purchased by Hartford Global Capital Appreciation Fund, (d) 99,405 shares of Series C convertible preferred stock purchased by The Hartford Capital Appreciation Fund, and (e) 1,757,989 shares of Series C convertible preferred stock purchased by The Hartford Growth Opportunities Fund. Wellington Management Company LLP is the investment adviser to each of these entities.

Falk Technologies GmbH

From January to May 2015, we processed $0.2 million of spend through our platform with Falk Technologies GmbH. Thomas Falk, one of our directors, was previously the chief executive officer of Falk Technologies GmbH during such period.

Employment Arrangement

Ephraim Albaro, who is the brother-in-law of Jeff T. Green, our chief executive officer, has been employed in a non-executive capacity by us since 2012. For the year ended December 31, 2016, his total compensation was $134,463.

Second Amended and Restated Investors’ Rights Agreement

In February 2016, we entered into a second amended and restated investors’ rights agreement with certain stockholders (including entities with which certain of our directors are affiliated), which entitles them to rights with respect to the registration of their shares under the Securities Act. The following executive officers, directors and holders of more than 5% of our capital stock are entitled to registration rights under the second amended and restated investors’ rights agreement:

•	Jeff T. Green, Chief Executive Officer
•	Robert D. Perdue, Chief Operating Officer
•	David R. Pickles, Chief Technology Officer
•	Brian J. Stempeck, Chief Client Officer
•	Entities affiliated with Founder Collective(1)
•	Entities affiliated with Wellington Management(2)
•	Highwind S.a.r.l.(3)
•	IA Venture Strategies Fund I, LP(4)

(1)

As of March 31, 2017, Founder Collective, L.P. and Founder Collective Entrepreneurs’ Fund, LLC are collectively the holders of more than 5% of our capital stock. Founder Collective GP, LLC is the general partner of Founder Collective, LP and the managing member of Founder Collective Entrepreneurs’ Fund, LLC. Eric Paley, one of our directors, is one of the two managing members of Founder Collective GP, LLC, and was designated to our board of directors by Founder Collective, L.P. (together with its affiliated entities).

(2)

As of March 31, 2017, Global Multi-Strategy Fund, Hadley Harbor Master Investors (Cayman) L.P., Hartford Global Capital Appreciation Fund, The Hartford Capital Appreciation Fund and The Hartford Growth Opportunities Fund are collectively the holders of more than 5% of our capital stock. Wellington Management Company LLP is the investment adviser to each of these entities.

(3)	As of March 31, 2017, Highwind S.a.r.l. is the holder of more than 5% of our capital stock. Juan N. Villalonga, one of our directors, has been designated to our board of directors by Highwind S.a.r.l.

(4)

As of March 31, 2017, IA Venture Strategies Fund I, LP is the holder of more than 5% of our capital stock. Roger Ehrenberg, one of our directors, is the founder and managing partner of IA Ventures, an entity affiliated with IA Venture Strategies Fund I, LP, and was designated to our board of directors by IA Venture Strategies Fund I, LP (together with its affiliated entities).

Second Amended and Restated Voting Agreement

In February 2016, we entered into a second amended and restated voting agreement with certain stockholders (including entities with which certain of our directors are affiliated), which entitled them to certain director designation rights with respect to our board of directors. For a description of these voting rights, see the section captioned “Directors, Executive Officers and Corporate Governance—Voting Arrangements” in Part III, Item 10 of our 2016 10-K. This agreement terminated upon the consummation of our IPO.

Planned Board Change

In May 2017, the board of directors determined that it will not re-elect Roger Ehrenberg when his term as a Class I director expires at our next annual meeting of stockholders.

Indemnification Agreements and Directors’ and Officers’ Liability Insurance

We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, penalties, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.

Policies and Procedures for Related Party Transactions

Our board of directors has adopted a written related person transaction policy setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. Our audit committee is tasked with reviewing and approving such transactions taking into consideration all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction with an unrelated third party and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of May 12, 2017, and as adjusted to reflect the sale of Class A common stock offered by the selling stockholders in this offering, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our current directors and executive officers as a group;

•	each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our outstanding shares of Class A common stock or Class B common stock; and

•	the selling stockholders.

We have determined beneficial ownership in accordance with the rules of the SEC, which generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power over that security, including options that are currently exercisable or exercisable within 60 days of May 12, 2017. Unless otherwise indicated, to our knowledge, the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable. The information in the table below does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act. Unless otherwise indicated, based on the information supplied to us by or on behalf of the selling stockholders, no selling stockholder is a brokerdealer or an affiliate of a broker-dealer.

We have based our calculation of the percentage of beneficial ownership on 22,712,958 shares of Class A common stock and 17,347,978 shares of Class B common stock outstanding as of May 12, 2017. We have deemed shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of May 12, 2017 to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. We did not, however, deem such shares outstanding for the purpose of computing the percentage ownership of any other person or entity. We have assumed that all of the shares of Class A common stock to be sold in this offering will be issued at closing upon the conversion of outstanding shares of Class B common stock. The information in the table below assumes no exercise by the underwriters of their option to purchase additional shares.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o The Trade Desk, Inc., 42 N. Chestnut Street, Ventura, California 93001.

	Shares Beneficially Owned Prior to this Offering				Total Voting Power %(1)	Number of Shares Being Offered	Shares Beneficially Owned After this Offering				Total Voting Power %(1)
	Class A		Class B				Class A		Class B
Name of Beneficial Owner	Shares	%	Shares	%			Shares	%	Shares	%
5% Stockholders:
IA Venture Strategies Fund I, LP(2)	—	—	4,075,272	23.5	20.8	3,186,017	—	—	889,255	6.8	5.7
Entities affiliated with Founder Collective(3)	—	—	2,233,353	12.9	11.4	1,130,435	—	—	1,102,918	8.5	7.0
Wellington Management Group LLP(4)	3,437,494	15.1	—	—	1.8	—	3,437,494	12.7	—	—	2.2
Highwind S.a.r.l.(5)	—	—	2,331,000	13.4	11.9	—	—	—	2,331,000	17.9	14.8
Alliance Bernstein L.P.(6)	1,881,114	8.3	—	—	1.0	—	1,881,114	7.0	—	—	1.2
FMR LLC(7)	1,397,700	6.2	—	—	*	—	1,397,700	5.2	—	—	*
Named Executive Officers and Directors:
Jeff T. Green(8)	46,004	*	6,684,555	38.5	34.1	—	46,004	*	6,684,555	51.2	42.4
Brian J. Stempeck(9)	30,214	*	364,859	2.1	1.9	—	30,214	*	364,859	2.7	2.3
Robert D. Perdue(10)	83,880	*	389,790	2.2	2.0	—	83,880	*	389,790	2.9	2.5
Paul E. Ross(11)	50,102	*	86,568	*	*	—	50,102	*	86,568	*	*
Roger Ehrenberg(12)	—	—	4,075,272	23.5	20.8	3,186,017	—	—	889,255	6.8	5.7
Kathryn E. Falberg(13)	100,000	*	30,303	*	*	—	100,000	*	30,303	*	*
Thomas Falk(14)	136,052	*	273,812	1.6	1.5	—	136,052	*	273,812	2.1	1.8
Eric B. Paley(15)	—	—	2,233,353	12.9	11.4	1,130,435	—	—	1,102,918	8.5	7.0
Juan N. Villalonga	—	—	—	—	—	—	—	—	—	—	—
David B. Wells(16)	8,000	*	9,370	*	*	—	8,000	*	9,370	*	*
All executive officers and directors as a group (11 persons)(17)	635,845	2.8	14,975,495	82.3	73.4	4,316,452	635,845	2.3	10,659,043	76.8	64.6

*	Less than 1%.
(1)

Percentage of total voting power represents voting power with respect to all shares of Class A common stock and Class B common stock, as a single class. Holders of Class B common stock are entitled to ten votes per share, and holders of Class A common stock are entitled to one vote per share.

(2)

Consists of 4,075,272 shares of Class B common stock held of record by IA Venture Strategies Fund I, LP. Roger Ehrenberg, one of our directors, is the managing member of IA Venture Partners, LLC, which is the general partner of IA Venture Strategies Fund I, LP and has voting and dispositive power over the shares held by IA Venture Strategies Fund I, LP. As a result, Mr. Ehrenberg may be deemed to have indirect beneficial ownership of the reported shares. The address for IA Venture Strategies Fund I, LP is 156 Fifth Avenue Suite 1119, New York, New York 10010. If the underwriters exercise their option to purchase additional shares in full, IA Ventures Strategies Fund I, LP would sell an additional 477,902 shares of Class A common stock in this offering.

(3)

Consists of (a) 1,728,621 shares of Class B common stock held of record by Founder Collective, L.P., and (b) 504,732 shares of Class B common stock held of record by Founder Collective Entrepreneurs’ Fund, LLC. Founder Collective GP, LLC is the general partner of Founder Collective, LP and the managing member of Founder Collective Entrepreneurs’ Fund, LLC (collectively referred to as the “Founder Collective Entities”). Eric Paley, one of our directors, and David Frankel are the two managing members of Founder Collective GP, LLC and have shared voting and investment power over the reported shares. The address for the Founder Collective Entities is 1 Mifflin Place, Suite 300, Cambridge, Massachusetts 02138. If the underwriters exercise their option to purchase additional shares in full, entities affiliated with Founder Collective would sell an additional 169,565 shares of Class A common stock in this offering.

(4)

Based on information reported by Wellington Management Group LLP on Schedule 13G/A filed with the SEC on April 10, 2017, consists of 3,437,494 shares of Class A common stock reported as being beneficially owned by Wellington Management Group LLP. The shares are owned of record by clients of one or more investment advisors (the “Wellington Investment Advisors”) that are directly or indirectly owned by Wellington Management Group LLP. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. Wellington Investment Advisors Holdings LLP controls directly or indirectly (through Wellington Management Global Holdings, Ltd.) the Wellington Investment Advisors. Wellington Investment Advisors Holdings LLP is owned by Wellington Group Holdings LLP; Wellington Group Holdings LLP is owned by Wellington Management Group LLP. The address of Wellington Management Group LLP is c/o Wellington Management Company LLP, 280 Congress Street, Boston, Massachusetts 02210.

(5)

Based on information reported by Highwind S.a.r.l. on Schedule 13G/A filed with the SEC on March 13, 2017, consists of 2,331,000 shares of Class B common stock held of record by Highwind S.a.r.l. Highwind S.à r.l., a Luxembourg limited liability company, is controlled by Canepa TMT Global Fund CLP-SIF (the “Canepa Fund”), a Luxembourg common limited partnership organized as a specialized investment fund. The Canepa Fund is managed by its general partner, Canepa TMT Global Partners CLP (the “GP”), which makes all investment and voting decisions for the Canepa Fund. The managers of the GP are: Bertrand Party, Francisco Felix Rodriguez, Richard van’t Hof and Jose Vicini. Juan N. Villalonga, one of our directors, has been designated to our board of directors by Highwind S.a.r.l. The address for Highwind S.a.r.l is 75 Parc d’Activités, L-8308 Capellen, Luxembourg.

(6)

Based on information reported by AllianceBernstein L.P. on Schedule 13G filed with the SEC on April 7, 2017, consists of 1,881,114 shares of Class A common stock held of record by AllianceBernstein L.P. The address for AllianceBernstein L.P. is 1345 Avenue of the Americas, New York, New York 10105.

(7)

Based on information reported by FMR LLC on Schedule 13F filed with the SEC on May 11, 2017, consists of 1,397,700 shares of Class A common stock held of record by FMR LLC. The address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.

(8)

Consists of (a) 36,400 shares of Class A common stock and 5,394,673 shares of Class B common stock held of record by Jeff T. Green, (b) 1,266,667 shares of Class B common stock held of record by Jeff T. Green, trustee of the Green Irrevocable Trust of 2015, (c) 9,604 shares of Class A common stock issuable upon the exercise of options currently exercisable or exercisable within 60 days of May 12, 2017, and (d) 23,215 shares of Class B common stock issuable upon the exercise of options currently exercisable or exercisable within 60 days of May 12, 2017.

(9)

Consists of (a) 23,900 shares of Class A common stock and 120,000 shares of Class B common stock held of record by Brian J. Stempeck, (b) 6,314 shares of Class A common stock issuable upon the exercise of options currently exercisable or exercisable within 60 days of May 12, 2017, and (c) 244,859 shares of Class B common stock issuable upon the exercise of options currently exercisable or exercisable within 60 days of May 12, 2017.

(10)

Consists of (a) 77,566 shares of Class A common stock and 95,000 shares of Class B common stock held of record by Robert D. Perdue, (b) 6,314 shares of Class A common stock issuable upon the exercise of options currently exercisable or exercisable within 60 days of May 12, 2017, and (c) 294,790 shares of Class B common stock issuable upon the exercise of options currently exercisable or exercisable within 60 days of May 12, 2017.

(11)

Consists of (a) 43,788 shares of Class A common stock held of record by Paul E. Ross, (b) 6,314 shares of Class A common stock issuable upon the exercise of options currently exercisable or exercisable within 60 days of May 12, 2017, and (c) 86,568 shares of Class B common stock issuable upon the exercise of options currently exercisable or exercisable within 60 days of May 12, 2017.

(12)	See footnote 2.
(13)

Consists of (a) 100,000 shares of Class A common stock held of record by Kathryn E. Falberg and (b) 30,303 shares of Class B common stock issuable upon the exercise of options currently exercisable within 60 days of May 12, 2017.

(14)

Consists of (a) 86,052 shares of Class A common stock and 183,556 shares of Class B common stock held of record by Revel Venture Fund I, L.P. (“Revel”), (b) 50,000 shares of Class A common stock and 66,445 shares of Class B common stock held of record by eValue AG (“eValue”) and (c) 23,811 shares of Class B common stock held of record by Entrepreneurs Investment Fund I, LP (“EIF I”). Thomas Falk, one of our directors, is one of the four managing members of Revel, owns approximately 90% of the economic interest and all of the voting interest of eValue, and is a member of the general partner of EIF I. Mr. Falk may be deemed to beneficially own the shares of Revel, eValue and EIF I. The address for Revel is 250 Hudson Street, 4th Floor, New York, New York 10013, the address for eValue is Kennedydamm 1, 40476 Dusseldorf, Germany and the address of EIF is c/o Digital Capital Advisors, The Empire State Building, 350 5th Avenue, Suite 7640, New York, New York 10118.

(15)

Consists of the shares described in footnote (3) above. Eric Paley, one of our directors, is a managing member of Founder Collective GP, LLC and may be deemed the indirect beneficial owner of such shares.

(16)

Consists of (a) 8,000 shares of Class A common stock held of record by David B. Wells and (b) 9,370 shares of Class B common stock issuable upon the exercise of options currently exercisable or exercisable within 60 days of May 12, 2017.

(17)

Consists of (a) 600,985 shares of Class A common stock, (b) 14,121,660 shares of Class B common stock, (c) 34,860 shares of Class A common stock issuable pursuant to options currently exercisable or exercisable within 60 days of May 12, 2017, and (d) 853,835 shares of Class B common stock issuable pursuant to options currently exercisable or exercisable within 60 days of May 12, 2017.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 1,095,000,000 shares of common stock, par value $0.000001 per share, and 100,000,000 shares of preferred stock, par value $0.000001 per share. Our common stock is divided into two classes, Class A common stock and Class B common stock. Our authorized Class A common stock consists of 1,000,000,000 shares and our authorized Class B common stock consists of 95,000,000 shares.

The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the certificate of incorporation and bylaws. Copies of these documents have been filed with the SEC and are exhibits to our registration statement, of which this prospectus forms a part.

Class A and Class B Common Stock

As of March 31, 2017, there were 21,398,903 shares of our Class A common stock outstanding and held of record by 26 stockholders and 18,389,089 shares of Class B common stock outstanding and held of record by 124 stockholders.

Voting Rights

Holders of our Class A common stock and Class B common stock have identical rights, provided that, except as otherwise expressly provided in our certificate of incorporation or required by applicable law, on any matter that is submitted to a vote of our stockholders, holders of our Class A common stock are entitled to one vote per share of Class A common stock and holders of our Class B common stock are entitled to 10 votes per share of Class B common stock. Holders of shares of Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders.

Under the terms of our certificate of incorporation, we may not increase or decrease the authorized number of shares of Class A common stock or Class B common stock without the affirmative vote of the holders of a majority of the voting power of the outstanding shares of our capital stock entitled to vote, voting together as a single class. In addition, we may not issue any shares of Class B common stock (other than upon exercise of options or other rights to acquire Class B common stock or in connection with a reclassification or dividend), unless that issuance is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class B common stock.

We have not provided for cumulative voting for the election of directors in our certificate of incorporation.

Economic Rights

Except as otherwise expressly provided in our certificate of incorporation or required by applicable law, shares of Class A common stock and Class B common stock have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters, including, without limitation, those described below.

Dividends.    Any dividend or distributions paid or payable to the holders of shares of Class A common stock and Class B common stock shall be paid pro rata, on an equal priority, pari passu basis, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class; provided, however, that if a dividend or distribution is paid in the form of Class A common stock or Class B common stock (or rights to acquire shares of Class A common stock or Class B common stock), then the holders of the Class A common stock shall receive Class A common stock (or rights to acquire shares of Class A common stock) and holders of Class B common stock shall receive Class B common stock (or rights to acquire shares of Class B common stock).

Subdivisions and Combinations.    If we subdivide or combine in any manner outstanding shares of Class A common stock or Class B common stock, then the outstanding shares of all common stock will be subdivided or combined in the same proportion and manner.

Change of Control Transaction.    In connection with any change of control transaction (as defined in our certificate of incorporation), the holders of Class A common stock and Class B common stock will be treated equally and identically with respect to shares of Class A common stock or Class B common stock owned by them, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class.

Conversion

Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value and whether voluntary or involuntary or by operation of law, except for certain transfers described in our restated certificate of incorporation, including, without limitation, certain transfers for tax and estate planning purposes. In addition, upon the earlier of (1) the date on which the outstanding shares of Class B common stock represent less than 10% of the aggregate number of the then outstanding shares of Class A common stock and Class B common stock and (2) the affirmative vote or written consent of the holders of at least 66 2/3% of the outstanding shares of Class B common stock, all outstanding shares of Class B common stock shall convert automatically into Class A common stock, and no additional shares of Class B common stock will be issued.

Choice of Forum

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative form, the Court of Chancery of the State of Delaware is the sole and exclusive forum for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty by any of our directors, officers, employees or stockholders owed to us or our stockholders; (3) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws, or as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware; or (4) any action asserting a claim governed by the internal affairs doctrine. Our certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this choice of forum provision. It is possible that a court of law could rule that the choice of forum provision contained in our certificate of incorporation is inapplicable or unenforceable if it is challenged in a proceeding or otherwise. This choice of forum provision has important consequences for our stockholders. See “Risk Factors—Risks Related to this Offering and Ownership of Our Class A Common Stock—Our certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to choose other forums for disputes with us or our directors, officers or employees.”

Preferred Stock

Under the terms of our certificate of incorporation, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. There are no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Options

As of March 31, 2017, we had outstanding options to purchase an aggregate of 4,274,412 shares of our Class B common stock under our 2010 Plan and 2015 Plan at a weighted-average exercise price of approximately $3.21 per share, and we had outstanding options to purchase an aggregate of 392,943 shares of our Class A common stock under our 2016 Plan at a weighted-average exercise price of approximately $29.59 per share.

Registration Rights

Under our second amended and restated investor rights agreement, based on the number of shares outstanding at March 31, 2017 and after giving effect to the closing of this offering (assuming no exercise by the underwriters of their option to purchase additional shares), the holders of approximately 10,446,670 shares of Class B common stock or their transferees have the right to require us to register their shares under the Securities Act so that those shares may be publicly resold, or to include their shares in any registration statement we file, in each case as described below. Registration rights that might otherwise have been applicable to the offering contemplated by the registration statement of which this prospectus forms a part have been waived.

Demand Registration Rights

Beginning on March 20, 2017, the date that was six months following our IPO, the holders of at least a majority of registrable securities outstanding can request in writing that we register the offer and sale of all or a portion of their shares on a maximum of two effective registration statements, provided that the anticipated aggregate price to the public is at least $5.0 million.

Piggyback Registration Rights

If we determine to register any of our securities under the Securities Act (subject to certain exceptions), either for our own account or for the account of other security holders, the holders of registrable securities will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related to employee benefit plans, convertible debt securities, or certain other transactions, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration. In an underwritten offering, the managing underwriter, if any, has the right to limit the number of shares such holders may include.

Form S-3 Registration Rights

The holders of registrable securities can request that we register the offer and sale of all or a portion of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and the aggregate price to the public of the shares offered is at least $1.0 million. We are required to file no more than two registration statements on Form S-3 upon exercise of these rights per 12-month period.

Registration Expenses

We will pay the registration expenses of the holders of registrable shares in connection with the transactions described above, except for underwriting discounts and commissions. However, we will not pay for any expenses of any demand or Form S-3 registration if the request is subsequently withdrawn at the request of at least a majority of the holders of the registrable securities to be registered, subject to certain exceptions.

Expiration of Registration Rights

The registration rights described above will expire, with respect to any particular stockholder, upon the earliest of (1) September 20, 2021, the date that is five years after the consummation of our IPO, (2) a deemed liquidation event under our certificate of incorporation, and (3) when that stockholder can sell all its registrable securities under Rule 144 of the Securities Act during any 90 day period without the requirement for the company to be in compliance with the current public information requirement thereunder.

Anti-Takeover Provisions

We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Dual-Class Common Stock

As described above in “—Class A and Class B Common Stock—Voting Rights,” our certificate of incorporation provides for a dual class common stock structure, which provides our founders, pre-IPO investors, executives and employees with significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.

Removal of Directors

Our certificate of incorporation and our bylaws provide that a director may be removed only for cause and only by the affirmative vote of the holders of at least 66 2/3% of the votes that all of our stockholders would be entitled to cast in an annual election of directors. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

The limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Super-Majority Voting

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws may be amended or repealed by a majority vote of our board of directors or the affirmative vote of the holders of at least 66 2/3% of the votes that all of our stockholders would be entitled to cast in an annual election of directors. In addition, the affirmative vote of the holders of at least 66 2/3% of the votes which all our stockholders would be entitled to cast in an election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate of incorporation described in this paragraph and the prior two paragraphs.

Stockholder Action; Special Meeting of Stockholders

Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such stockholders and may not be effected by any consent in writing by such stockholders. Our certificate of incorporation and our bylaws also provide that, except as otherwise required by law, special meetings of our stockholders can only be called by our chairman of the board (or in the event of co-chairmen, either chairman), our chief executive officer, our president (if there is no chief executive officer) or our board of directors.

Authorized But Unissued Shares

The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of NASDAQ. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The address of the transfer agent and registrar is 250 Royall Street, Canton, Massachusetts 02021.

Limitations of Liability and Indemnification

See the section captioned “Certain Relationships and Related Party Transactions—Indemnification Agreements and Directors’ and Officers’ Liability Insurance.”

Listing

Our Class A common stock is listed on NASDAQ under the symbol “TTD”.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of March 31, 2017, upon the closing of this offering, 25,715,355 shares of Class A common stock, and 14,072,637 shares of Class B common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options. All of the shares sold in the IPO and this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

Substantially all of the shares of our Class B common stock outstanding after this offering are restricted securities as such term is defined in Rule 144 under the Securities Act and are subject to lock-up agreements with us as described below. Following the expiration of the relevant lock-up periods, restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 promulgated under the Securities Act, described in greater detail below.

Lock-Up Agreements

In connection with this offering, we, our officers and directors, and the selling stockholders have agreed that, subject to certain exceptions, for a period of 60 days after the date of this prospectus, we and they will not, without the prior written consent of Citigroup, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. Citigroup may, in its discretion, release any of the securities subject to lock-up agreements at any time.

Rule 144

In general, under Rule 144 as currently in effect, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our Class A common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our Class A common stock on behalf of our affiliates are entitled to sell upon expiration of the market standoff agreements and lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our capital stock then outstanding, which will equal 397,880 shares immediately after this offering; or

•	the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares of our Class A common stock on behalf of our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration Rights

The holders of approximately 10,446,670 shares of our Class B common stock, or their transferees, will be entitled to certain rights with respect to the registration of the offering and sale of those shares under the Securities Act, assuming no exercise of the underwriters’ option to purchase additional shares. For a description of these registration rights, see the section captioned “Description of Capital Stock—Registration Rights.” If the offer and sale of these shares is registered, they will generally be freely tradable without restriction under the Securities Act.

Registration Statement

We filed a registration statement on Form S-8 under the Securities Act to register shares of our common stock subject to options outstanding, as well as reserved for future issuance, under our equity compensation plans. The registration statement on Form S-8 became effective immediately upon filing, and shares of our common stock covered by the registration statement are eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff agreements and lock-up agreements.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as alternative minimum, estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section captioned “Dividend Policy,” we do not intend to declare or pay any cash dividends in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable tax treaties.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Any distributions will also be subject to the discussions below regarding backup withholding and FATCA.

Sale or Other Taxable Disposition

Subject to the discussions below regarding backup withholding and FATCA, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period. If we are determined to be a USRPHC and the foregoing exception does not apply, then a purchaser may withhold (at the applicable rate) the proceeds payable to a Non-U.S. Holder from a sale of our common stock and the Non-U.S. Holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code).

Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the Non-U.S. Holder certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above or the Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock, and, beginning on January 1, 2019, will apply to payments of gross proceeds from the sale or other disposition of such stock.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

Citigroup Global Markets Inc. is acting as book-running manager of the offering and as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we and the selling stockholders have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.	2,158,226
Jefferies LLC	1,035,949
RBC Capital Markets, LLC	604,303
Needham and Company, LLC	258,987
Raymond James & Associates, Inc.	258,987

Total	4,316,452

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the underwriters’ option to purchase additional shares described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the public offering price not to exceed $1.17 per share. If all the shares are not sold at the public offering price, the underwriters may change the offering price and the other selling terms.

If the underwriters sell more shares than the total number set forth in the table above, the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 647,467 additional shares at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment as set forth in the table above. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We, our officers and directors, the selling stockholders have agreed that for a period of 60 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup, dispose of or hedge any shares or any securities convertible into or exchangeable for our capital stock. Citigroup may, in its sole discretion, release any of the securities subject to these lock-up agreements at any time.

The lock-up agreements are subject to certain exceptions, including for (1) the sale of shares to the underwriters in this offering, (2) transfers by our stockholders of our securities (a) as a bona fide gift, (b) to any trust for the direct or indirect benefit of the party subject to the lock-up restrictions or the immediate family of such person, (c) to another entity controlled, managed or under common control by the party subject to the lock-up restrictions, (d) by will or intestate succession or (e) as a distribution to partners, members or stockholders of the party subject to the lock-up restrictions, (3) establishment of a trading plan pursuant to 10b-5 under the Exchange Act, and sales by each of our executive officers of up to an aggregate of 100,000 shares of common stock pursuant to such trading plans during the lock-up period, (4) certain option and warrant exercises, (5) transfers of our securities to us to satisfy tax withholding obligations, (6) transfers by operation of law, (7) transfers pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of common stock involving a change of control of our company, (8) transfers of shares of common stock acquired in open market transactions after the completion of this offering; and (9) sales under existing 10b5-1 plans, each subject to certain further restrictions and qualifications. Citigroup may, in its sole discretion, release any of the securities subject to these lock-up agreements at any time.

Our shares are listed on NASDAQ under the symbol “TTD”.

The following table shows the underwriting discounts and commissions that the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by Selling Stockholders
	No Exercise	Full Exercise
Per share	$1.95	$1.95
Total	$8,417,081.40	$9,679,642.05

We estimate that our portion of the total expenses of this offering will be approximately $0.7 million.

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters’ option to purchase additional shares, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ option to purchase additional shares.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ option to purchase additional shares.

•	Covering transactions involve purchases of shares either pursuant to the underwriters’ option to purchase additional shares or in the open market in order to cover short positions.

•

To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

To close a covered short position, the underwriters must purchase shares in the open market or must exercise the underwriters’ option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on NASDAQ, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Conflicts of Interest

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans or credit default swaps) for their own account and for the accounts of their clients and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates.

For example, affiliates of Citigroup are lenders under our credit facility. For further information regarding our credit facility, see Item 2 “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Revolving Credit Facility” in our First Quarter 10-Q incorporated by reference herein and Note 11 to the Condensed Consolidated Financial Statements contained in Item 1 in our First Quarter 10-Q incorporated by reference herein. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. A typical such hedging strategy would include these underwriters or their affiliates hedging such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities.

The underwriters and their affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 150 or, if the relevant member state has not implemented the relevant provision of the 2010 PD Amending Directive, 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Notice to Prospective Investors in Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (“Corporations Act”)) in relation to the common stock has been or will be lodged with the Australian Securities & Investments Commission (“ASIC”). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

•	you confirm and warrant that you are either:

•	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

•

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

•	a person associated with the company under section 708(12) of the Corporations Act; or

•

a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

•

you warrant and agree that you will not offer any of the common stock for resale in Australia within 12 months of that common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Investors in Canada

The shares offered in this prospectus may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

LEGAL MATTERS

Goodwin Procter, LLP, Menlo Park, California will pass upon the validity of the shares of our Class A common stock being offered by this prospectus. Wilson Sonsini Goodrich & Rosati Professional Corporation, Palo Alto, California is acting as counsel to the underwriters.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2016 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We are subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the public reference facilities and website of the SEC referred to above. We also maintain a website at www.the tradedesk.com where you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information on or that can be accessed through our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information in this prospectus that we have filed with it. This means that we can disclose important information to you by referring you to another document already on file with the SEC. The information contained in this prospectus updates and supersedes the information incorporated by reference herein to the extent there are any inconsistencies.

This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC (excluding any document, or portion thereof, to the extent disclosure is furnished and not filed):

•	our Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2016, filed with the SEC on February 16, 2017 and April 26, 2017, respectively;

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017, filed with the SEC on May 11, 2017; and

•	our Current Reports on Form 8-K filed with the SEC on March 6, 2017 and May 10, 2017.

We will provide to each person, including any beneficial owners, to whom a prospectus is delivered, upon written or oral request of any such person, a copy of the reports and documents that have been incorporated by reference into this prospectus, at no cost. Any such request should be directed to:

The Trade Desk, Inc.

42 N. Chestnut Street

Ventura, California 93001

Attention: Corporate Secretary

(805) 585-3434

These documents are also available on the Investor Relations section of our website, which is located at http://thetradedesk.com, or as described under “Where You Can Find Additional Information” above. The reference to our website address does not constitute incorporation by reference of the information contained on our website. Further, the public may read and copy any materials the we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D. C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements and other information regarding our filings at http://www.sec.gov.

global omnichannel platform
I ♥ TTD
true buying power
AdvertisingAge
ADVERTISEMENT
THE FUTURE IS GOING PROGRAMMATIC
WILL YOU SURVIVE THE DIGITAL WAR?
AGENCIES WORLDWIDE LOOK TO THE FOUNDERS OF THE TRADE DESK
theTradeDesk

true buying power theTradeDesk®

4,316,452 Shares

The Trade Desk, Inc.

Class A Common Stock

$52.00 per share

PROSPECTUS

May 23, 2017

Citigroup	Jefferies	RBC Capital Markets

Needham & Company		Raymond James